Exhibit 99.1

Stock Code: 2391

U.S. | Germany | Japan | India | Colombia | China



2026 Tuya Inc. Interim Report

A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability.

CONTENTS

Corporation Information

EXECUTIVE DIRECTORS

Mr. WANG Xueji (王學集)
(Co-chairman of the Board and chief executive officer of the Company)
Mr. CHEN Liaohan (陳燎罕)
(Co-chairman of the Board)
Mr. YANG Yi (楊懿)
Ms. ZHANG Yan (張燕)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. HUANG Sidney Xuande (黃宣德)
Mr. QIU Changheng (邱昌恒)
Mr. KUOK Meng Xiong (郭孟雄)
(alias GUO Mengxiong)
Mr. YIP Pak Tung Jason (葉栢東)

AUDIT COMMITTEE

Mr. HUANG Sidney Xuande (黃宣德) *(Chairman)*
Mr. KUOK Meng Xiong (郭孟雄)
(alias GUO Mengxiong)
Mr. YIP Pak Tung Jason (葉栢東)

COMPENSATION COMMITTEE

Mr. WANG Xueji (王學集)
Mr. QIU Changheng (邱昌恒) *(Chairman)*
Mr. YIP Pak Tung Jason (葉栢東)

NOMINATION COMMITTEE

Ms. ZHANG Yan (張燕)
Mr. QIU Changheng (邱昌恒) *(Chairman)*
Mr. KUOK Meng Xiong (郭孟雄)
(alias GUO Mengxiong)

CORPORATE GOVERNANCE COMMITTEE

Mr. QIU Changheng (邱昌恒) *(Chairman)*
Mr. YIP Pak Tung Jason (葉栢東)

COMPANY SECRETARY

Ms. TANG King Yin (鄧景賢)

AUTHORIZED REPRESENTATIVES

Mr. YANG Yi (楊懿)
Ms. TANG King Yin (鄧景賢)

HEADQUARTER AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

Huace Center, Building A, 10/F
Xihu District, Hangzhou City
Zhejiang Province, 310012
China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1912, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F Prince's Building
Central
Hong Kong

Corporation Information

LEGAL ADVISORS

As to Hong Kong law and United States law
Davis Polk & Wardwell
10/F, The Hong Kong Club Building
3A Chater Road
Central
Hong Kong

As to Cayman Islands law
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

COMPLIANCE ADVISOR

Guotai Junan Capital Limited
26/F-28/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17/F
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

PRINCIPAL BANKS

China Merchants Bank, Hangzhou Cheng Xi Branch
No. 488, Wen San Road
Xi Hu District, Hangzhou
Zhejiang, China

Industrial and Commercial Bank of China, Hangzhou Wu Lin Branch
No. 399, Ti Yu Chang Road
Xia Cheng District, Hangzhou
Zhejiang, China

Bank of China, Hangzhou High and New Technology Industrial Development Zone Branch
No. 390, Wen San Road
Xi Hu District, Hangzhou
Zhejiang, China

STOCK CODE

2391

NYSE STOCK TICKER

TUYA

COMPANY'S WEBSITE

ir.tuya.com

Key Highlights

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

- **Total revenue** was US$173.8 million, up approximately 12.3% year-over-year (for the six months ended June 30, 2025: US$154.8 million).

- **Platform-as-a-service ("PaaS") revenue** was US$127.0 million, up approximately 13.5% year-over-year (for the six months ended June 30, 2025: US$111.9 million).

- **AI application & others revenue[1] (formerly known as Software-as-a-service ("SaaS") and others revenue)** was US$23.2 million, up approximately 10.1% year-over-year (for the six months ended June 30, 2025: US$21.0 million).

- **Smart home & robot product revenue[2] (formerly known as Smart solution revenue)** was US$23.7 million, up approximately 8.1% year-over-year (for the six months ended June 30, 2025: US$21.9 million).

- **Overall gross margin** decreased to 46.6%, down 1.8 percentage points year-over-year (for the six months ended June 30, 2025: 48.4%). Gross margin of PaaS decreased to 46.5%, down 2.1 percentage points year-over-year (for the six months ended June 30, 2025: 48.6%).

- **Operating margin** was 9.7%, improved by 9.9 percentage points year-over-year (for the six months ended June 30, 2025: negative 0.2%). **Non-GAAP operating margin** was 10.2%, improved by 0.2 percentage points year-over-year (for the six months ended June 30, 2025: 10.0%).

- **Net margin** was 19.8%, up 4.6 percentage points year-over-year (for the six months ended June 30, 2025: 15.2%). **Non-GAAP net margin** was 20.3% (for the six months ended June 30, 2025: 25.4%).

- **Net cash generated from operating activities** was US$12.6 million (for the six months ended June 30, 2025: US$27.5 million).

- **Total cash, cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments** were US$976.1 million as of June 30, 2026, compared to US$1,017.3 million as of December 31, 2025.

Key Highlights

OPERATING HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

- **PaaS customers**[3] for the six months ended June 30, 2026 were approximately 2,700 (for the six months ended June 30, 2025: approximately 2,700). Total customers for the six months ended June 30, 2026 were approximately 4,000 (for the six months ended June 30, 2025: approximately 4,100).

- **Premium PaaS customers**[4] for the trailing 12 months ended June 30, 2026 were 318 (the trailing 12 months ended June 30, 2025: 285). In the six months ended June 30, 2026, the Group's premium PaaS customers contributed approximately 89.9% (for the six months ended June 30, 2025: approximately 88.8%) of PaaS revenue.

- **Registered AI developers ("registered developers")** were over 2,092,000 as of June 30, 2026, up approximately 16.2% from over 1,801,000 developers as of December 31, 2025.

1. Commencing from January 1, 2026, the Group renamed the revenue stream previously presented as Software-as-a-service ("**SaaS**") and others to "AI application & others" to better reflect the evolution of this business toward cloud-based software and value-added services incorporating AI application functions. The change in name did not affect the composition or recognition of revenue in this stream or the comparability of the Group's historical financial information.

2. Commencing from January 1, 2026, the Group renamed the revenue stream previously presented as "Smart solution" to "Smart home & robot product" to better reflect its business focus on finished smart home devices and robot-related products. The change in name did not affect the composition or recognition of revenue in this stream or the comparability of the Group's historical financial information.

3. The Group defines a PaaS customer for a given period as a customer who has directly placed orders for PaaS with the Group during that period.

4. The Group defines a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of PaaS revenue during the immediately preceding 12-month period.

Management Discussion and Analysis

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

Revenue

Total revenue increased by 12.3% to US$173.8 million in the six months ended June 30, 2026 from US$154.8 million in the same period of 2025.

- PaaS revenue increased by 13.5% to US$127.0 million in the six months ended June 30, 2026 from US$111.9 million in the same period of 2025, primarily due to increasing demand compared with the same period of 2025 and the Company's strategic focus on customer needs and product enhancements.

- AI application & others revenue increased by 10.1% to US$23.2 million in the six months ended June 30, 2026 from US$21.0 million in the same period of 2025, primarily due to an increase in revenue from cloud-based services.

- Smart home & robot product revenue increased by 8.1% to US$23.7 million in the six months ended June 30, 2026 from US$21.9 million in the same period of 2025, primarily attributable to growing customer demand.

Cost of revenue

Cost of revenue increased by 16.4% to US$92.9 million in the six months ended June 30, 2026 from US$79.8 million in the same period of 2025.

Gross profit and gross margin

Total gross profit increased by 7.9% to US$80.9 million in the six months ended June 30, 2026 from US$75.0 million in the same period of 2025 and gross margin decreased to 46.6% in the six months ended June 30, 2026 from 48.4% in the same period of 2025.

- PaaS gross margin was 46.5% in the six months ended June 30, 2026, compared to 48.6% in the same period of 2025.

- AI application & others gross margin was 71.8% in the six months ended June 30, 2026, compared to 73.2% in the same period of 2025.

- Smart home & robot product gross margin was 22.3% in the six months ended June 30, 2026, compared to 24.1% in the same period of 2025.

Gross margin fluctuated primarily due to changes in product and solution mix, as well as fluctuations in semiconductor supply-chain pricing. The Group remained focused on balancing product value, business growth and cost efficiency.

Operating expenses

Operating expenses decreased by 14.9% to US$64.2 million in the six months ended June 30, 2026 from US$75.4 million in the same period of 2025. Non-GAAP operating expenses increased by 6.1% to US$63.2 million in the six months ended June 30, 2026 from US$59.6 million in the same period of 2025. For further information on the non-GAAP financial measures presented above, see the section headed "Use of Non-GAAP Financial Measures" in this report.

- Research and development expenses were US$45.1 million in the six months ended June 30, 2026, down 0.2% from US$45.2 million in the same period of 2025, primarily due to (i) lower share-based compensation expenses of US$2.7 million as equity incentive awards granted at higher valuations in previous years have been gradually amortized, (ii) partially offset by higher employee-related cost and outsourced labor cost of US$2.5 million. Non-GAAP adjusted research and development expenses in the six months ended June 30, 2026 were US$44.4 million, compared to US$41.7 million in the same period of 2025.

- Sales and marketing expenses were US$15.7 million in the six months ended June 30, 2026, down 2.6% from US$16.2 million in the same period of 2025, primarily because of (i) lower share-based compensation expenses of US$1.2 million as equity incentive awards granted at higher valuations in previous years have been gradually amortized, (ii) partially offset by higher employee-related cost of US$0.8 million. Non-GAAP adjusted sales and marketing expenses in the six months ended June 30, 2026 were US$15.6 million, compared to US$14.9 million in the same period of 2025.

- General and administrative expenses were US$9.0 million in the six months ended June 30, 2026, down 50.7% from US$18.3 million in the same period of 2025, primarily due to lower share-based compensation expenses of US$10.6 million as equity incentive awards granted at higher valuations in previous years have been gradually amortized. Non-GAAP adjusted general and administrative expenses in the six months ended June 30, 2026 were US$9.0 million, compared to US$7.3 million in the same period of 2025.

- Other operating incomes, net were US$5.7 million in the six months ended June 30, 2026, primarily due to receipts of software value-added tax refund.

Loss/profit from operations and operating margin

Profit from operations was US$16.8 million in the six months ended June 30, 2026, compared to a loss from operations of US$0.4 million in the same period of 2025. Non-GAAP profit from operations was US$17.7 million in the six months ended June 30, 2026, increased by 14.8% compared to a non-GAAP profit from operations of US$15.4 million in the same period of 2025.

Operating margin was 9.7% in the six months ended June 30, 2026, up 9.9 percentage points from negative 0.2% in the same period of 2025. Non-GAAP operating margin was 10.2% in the six months ended June 30, 2026, up 0.2 percentage points from 10.0% in the same period of 2025.

Management Discussion and Analysis

Net profit and net margin

Net profit was US$34.4 million in the six months ended June 30, 2026, increased by 45.8% from US$23.6 million in the same period of 2025. Non-GAAP net profit was US$35.3 million in the six months ended June 30, 2026, compared to US$39.4 million in the same period of 2025.

Net margin was 19.8% in the six months ended June 30, 2026, up 4.6 percentage points from 15.2% in the same period of 2025, and non-GAAP net margin was 20.3% in the six months ended June 30, 2026, compared to 25.4% in the same period of 2025.

Basic and diluted net profit per American Depositary Share ("ADS")

Basic and diluted net profit per ADS were US$0.06 in the six months ended June 30, 2026, compared to US$0.04 in the same period of 2025. Each ADS represents one Class A ordinary share of the Company (the "**Class A Ordinary Share(s)**").

Non-GAAP basic and diluted net profit per ADS in the six months ended June 30, 2026 were US$0.06, compared to US$0.06 in the same period of 2025.

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$976.1 million as of June 30, 2026, compared to US$1,017.3 million as of December 31, 2025, decreased mainly due to payment of cash dividends. The Company believes its current cash position is sufficient to meet its current liquidity and working capital needs.

Net cash generated from operating activities

Net cash generated from operating activities was US$12.6 million in the six months ended June 30, 2026, compared to US$27.5 million of net cash generated from operating activities in the same period of 2025. The decrease was primarily attributable to an increase in inventories.

For further information on non-GAAP financial measures discussed above, see the section headed "*Use of Non-GAAP Financial Measures*".

LIQUIDITY AND CAPITAL RESOURCES

The Group recorded net profits of US$34.4 million for the six months ended June 30, 2026, compared to net profits of US$23.6 million in the same period of 2025. Accumulated deficit amounted to US$477.6 million as of June 30, 2026. The Group generated net cash from operating activities of US$12.6 million for the six months ended June 30, 2026, compared to a net cash generated from operating activities of US$27.5 million for the six months ended June 30, 2025.

The Group manages its liquidity by maintaining adequate cash and liquid investments and generating cash flows from operations to fund its general operations, research and development activities, capital expenditures and strategic investments. The Group has also historically obtained funding through equity offerings. In March and April 2021, with the completion of its initial public offering on the New York Stock Exchange and the exercise of the over-allotment option by underwriters, the Company received net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of US$904.7 million. On July 5, 2022, the Class A Ordinary Shares were listed on the Main Board of the Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") (the "**Listing**"). In connection with the Listing, 7,300,000 new Class A Ordinary Shares were issued and allotted at the offer price of HK$19.3 per Class A Ordinary Share. Net proceeds from the global offering, after deducting the underwriting fees and commissions, were approximately HK$70.0 million (the "**Global Offering Net Proceeds**"), and no over-allotment option was exercised.

As of June 30, 2026, the balance of cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$976.1 million, compared to US$1,017.3 million as of December 31, 2025. During the Reporting Period, there has been no material change in the Group's funding and treasury policies, and the Group continues to follow the practice of prudent cash management.

INTEREST-BEARING BANK AND OTHER BORROWINGS

As of June 30, 2026, the Group did not have any interest-bearing bank or other borrowings.

PLEDGE OF ASSETS

As of June 30, 2026, the Group did not have any pledge of assets.

GEARING RATIO

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2026, the gearing ratio of the Group was nil as the Group had no borrowings (as of December 31, 2025: nil).

MATERIAL INVESTMENTS

For the six months ended June 30, 2026, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of June 30, 2026) save and except for (i) time deposits of US$89.2 million presented as short-term investment according to the applicable accounting standards; and (ii) treasury securities of US$15.2 million as referred to below. For income earned from our material investments, please refer to Note 14 to the consolidated financial statements of the Company. As of June 30, 2026, the Group did not have other plans for material investments and capital assets.

The Group's investment strategy for its significant investments is to achieve both strategic synergy and investment returns. The Group intends to hold these investments for long-term strategic purposes and will continue to monitor their performance closely. The Group may adjust its investment portfolio from time to time, taking into account market conditions and the performance of the investee companies.

Acquisition(s) of Treasury Securities

Reference is made to the circular (the "**Circular**") of the Company dated May 21, 2024. The Group acquired treasury securities for the six months ended June 30, 2025 and proposed to conduct potential acquisition(s) of treasury securities subject to the maximum acquisition amount of US$400,000,000 in the open market through reputable licensed banks or securities brokerage firms during the relevant mandate period (as specified in the Circular), which has been approved by the shareholders of the Company at its annual general meeting held on June 20, 2024. For details, please refer to the Circular.

The Group did not acquire any treasury securities during the reporting period. As at the date of this report, the Group held treasury securities under such mandate at an aggregate outstanding balance of approximately US$15.2 million. Save as disclosed above, the Group did not acquire any other treasury securities as at the date of this report.

CAPITAL EXPENDITURE COMMITMENTS

As of June 30, 2026, the Group's capital expenditure commitments amounted to US$43.6 million, primarily related to the construction of office buildings. The Group plans to rely on a combination of operating cash flows, and capital financing from equity interest investors to meet the capital commitments.

CONTINGENT LIABILITIES

As of June 30, 2026, the Group did not have any material contingent liabilities.

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not conduct any material acquisitions and disposals during the six months ended June 30, 2026.

RISK MANAGEMENT

Foreign exchange risk

The revenue of the Group is predominantly denominated in Renminbi ("RMB") and a substantial portion of the Group's expenses is also denominated in RMB. The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group's other subsidiaries and consolidated affiliated entities is their respective local currency as determined based on the criteria of ASC 830, Foreign Currency Matters. The financial statements of its subsidiaries and consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, the Group's revenue presented in U.S. dollar will be negatively or positively affected. The Group does not believe that it currently has any significant direct foreign exchange risk arising from its operating activities. As of June 30, 2026, the Group did not hold any financial instruments for hedging purposes.

Interest rate risk

The Group's exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage its interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group's future interest income may be lower than expected due to changes in market interest rates.

EMPLOYEES AND REMUNERATION POLICIES

The following table sets forth the breakdown of the Group's salaried employees by function as of June 30, 2026:

Function	Number of Employees
Research and development	1,037
Sales and marketing	289
General and administrative, and others	127
Total	**1,453**

The Group primarily recruits the employees by its recruitment specialists at human resources department through referrals and online channels, including the Company's corporate website and social networking platforms. The Group has adopted a series of training policies and tailor-made lessons, pursuant to which technology, corporate culture, leadership, and other trainings are regularly provided to the Group's employees by internal speakers and third-party consultants. The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group participates in a supplemental employee commercial healthcare insurance program, aiming to promote healthy work and healthy life of employees.

Business Review and Outlook

BUSINESS REVIEW

PaaS customers for the six months ended June 30, 2026 were approximately 2,700. Total customers for the six months ended June 30, 2026 were approximately 4,000. The Group defines a PaaS customer for a given period as a customer who has directly placed orders for PaaS with the Group during that period.

Premium PaaS customers for the trailing 12 months ended June 30, 2026 were 318. In the six months ended June 30, 2026, the Group's premium PaaS customers contributed approximately 89.9% of PaaS revenue. The Group defines a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of PaaS revenue during the immediately preceding 12-month period.

DBNER of PaaS for the trailing 12 months ended June 30, 2026 was 100%. The Group calculates DBNER of PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those who have placed at least one order for PaaS during that period), and then calculating the quotient from dividing the PaaS revenue generated from such customers in the current trailing 12-month period by the PaaS revenue generated from the same group of customers in the prior 12-month period. The Group's DBNER may change from period to period, due to a combination of various factors, including changes in the customers' purchase cycles and amounts and the Group's customer mix, among other things. DBNER indicates the Group's ability to expand customer use of its platform over time and generate revenue growth from existing customers.

Registered AI developers, or registered developers, were over 2,092,000 as of June 30, 2026, up 16.2% from over 1,801,000 developers as of December 31, 2025.

AI ECOSYSTEM DEVELOPMENT

We continued to advance the development and deployment of AI-enabled devices and applications, with a focus on lowering barriers to AI hardware development and promoting broader AI innovation and adoption. During the first half of 2026, we extended our AI capabilities beyond foundation model integration and standalone features toward platform capabilities, product development, and deployment in real-world scenarios. These efforts supported the evolution of AI from conversational tools toward capabilities that enable physical devices to sense, understand, and execute tasks.

Our developer ecosystem continued to expand. As of June 30, 2026, the number of registered AI developers on our platform exceeded 2,092,000, representing an increase of approximately 16.2% from December 31, 2025. During the second quarter of 2026, we launched Tuya Cobuilder, which applies Vibe Coding to AI hardware development and serves as an AI development entry point to the Tuya developer platform. By describing their requirements in natural language, developers can access an integrated workflow covering product definition, app control panel development, embedded firmware generation, and AI Agent and workflow development, followed by device flashing and debugging. This enables developers to move more efficiently from product concepts to validation on physical devices. Tuya Cobuilder's AI-powered panel generation capabilities had expanded to cover 30 product categories, with the average generation time for a single panel reduced to approximately 190 seconds.

Alongside these development tools, we continued to strengthen developer engagement across our ecosystem. Following the launch of Tuya Cobuilder, we conducted webinars and training to help developers use the platform, including those with limited or no coding experience. We also sought to broaden participation among product managers and other professionals with expertise in user needs, product definition, and design, enabling them to translate ideas into prototypes and validate product concepts more efficiently. These efforts aim to expand our developer base and improve customers' research and development efficiency.

We also continued to explore pathways from AI innovation to commercialization. During the second quarter of 2026, shipment volumes of AI companion devices powered by our solutions continued to expand. During the 618 Shopping Festival, Fuzozo, built on Tuya's solutions, ranked first in the AI toy category on Tmall, providing early validation of consumer acceptance and the commercialization potential of new forms of AI hardware. Beyond basic voice interaction, we continued to develop capabilities in multimodal perception, persona and memory, content services, and user engagement to help customers accelerate the development and mass production of AI-native consumer hardware. At the application layer, we continued to enhance Hey Tuya's device task execution capabilities, control reliability, and response efficiency, while exploring subscription-based and value-added services in areas such as AI-driven energy saving, pet care, and video understanding. During the Reporting Period, we also observed early paid adoption and renewals in selected applications and services.

Through these initiatives, we continued to support developers and customers in translating AI capabilities into practical products and applications.

OUR GROWTH STRATEGIES

Despite the continued complexity of the global operating environment, we recorded solid revenue growth and positive operating profit in the first half of 2026, while continuing to advance our AI applications, smart products, and developer ecosystem. Total revenue increased by approximately 12.3% year over year to US$173.8 million, and our non-GAAP operating margin was 10.2%. Going forward, we will remain focused on long-term development and pursue three strategic priorities to support sustainable growth.

First, we will continue to advance AI-native application and product innovation. Focusing on high-potential scenarios such as AI Home, AI Energy, and AI Robot, we will support the large-scale adoption of AI across a broader range of physical devices. We will help customers upgrade established product categories with smart and AI-enabled capabilities, while supporting the development of emerging categories such as AI companion products. Our efforts will extend beyond basic interaction to capabilities that enable devices to sense their surroundings, understand context, and execute tasks, bringing AI into practical, everyday applications.

Second, we will continue to enhance our AI development capabilities, including AI-assisted development approaches such as Vibe Coding, AI Agent orchestration, and cloud-edge-device collaboration. We will further streamline the development process from product definition and software generation to physical-device validation and deployment, with the aim of lowering barriers to AI hardware development, improving customers' research and development efficiency, and shortening the cycle from product ideation to deployment.

Third, we will advance the global expansion of proven solutions while strengthening our developer ecosystem and industry partnerships. We will tailor our product offerings and implementation plans to regional demand and work with customers and local partners to expand the adoption of smart and AI-enabled solutions across energy management, home appliances, AI companion products and telecommunications-led AIoT applications. By combining local execution with our platform capabilities and ecosystem partnerships, we aim to extend the reach of proven solutions and pursue sustainable growth across markets.

Business Review and Outlook

OUTLOOK

During the Reporting Period, the Group continued to broaden the application of its PaaS across established categories such as home appliances and smart access, while expanding into emerging AI-enabled companion, electrical and energy-related use cases. These developments demonstrated the Group's ability to support both the ongoing intelligent upgrade of existing product categories and the development of new AI-enabled products.

In the second quarter, the Group launched Tuya Cobuilder, a Vibe Coding-based development workspace for AI hardware. Tuya Cobuilder enables developers to use natural-language interaction to complete product definition, generate device panels, embedded firmware and AI Agents, and proceed to physical-device flashing and debugging. The launch further integrated the development workflow from product concept and software generation to functioning-device deployment, helping developers shorten the development cycle for AI hardware.

The overall operating environment remains complex, while continuing to show signs of normalization. Participants across the value chain – including manufacturers, brands, and channel partners – are maintaining a cautiously optimistic approach to planning. At the same time, the Group has observed more normalized project execution and continued demand recovery across several of its core categories, suggesting that the market is gradually moving from adjustment toward a more stable operating rhythm.

Meanwhile, global AI development is entering a new stage of application-led growth. As AI technologies continue to evolve from foundational capabilities toward real-world deployment, enterprises and consumers are increasingly focused on practical use cases, scalable implementation, and scenario-based integration with physical devices. This trend is accelerating the convergence of AI and smart hardware, and is creating new opportunities for application innovation, product expansion, and ecosystem collaboration across a wide range of verticals.

Against this backdrop, Tuya continues to advance its AI-driven strategy by strengthening its AI developer platform, expanding application-level capabilities, and supporting broader deployment across diverse smart device and industry scenarios. The ongoing evolution of AI applications, together with its platform capabilities, ecosystem strengths, and global developer base, will continue to support the creation of diversified, higher-value opportunities over the long term.

In this environment, the Company will continue to maintain disciplined execution while selectively investing in AI-driven applications, platform capabilities, and ecosystem development. The Group will continue to improve its products and services, enhance both software and hardware capabilities, and support customers and developers in bringing AI-driven applications into practical deployment. At the same time, the Company recognizes that its future trajectory may continue to be influenced by a range of external factors, including shifts in consumer demand, regional economic divergence, inventory dynamics, foreign exchange and interest rate volatility, tariffs and trade policy adjustments, and broader geopolitical uncertainties.

Corporate Governance

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share currently entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR Structure of the Company enables the WVR Beneficiaries to exercise voting control over the Company notwithstanding that they do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiaries who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiaries may not necessarily always be aligned with those of the Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

As of the Latest Practicable Date, the WVR Beneficiaries are Mr. Wang and Mr. Chen. Mr. Wang, through Tuya Group Inc. (wholly owned by Mr. Wang), Tenet Group (wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart), and Tenet Smart (wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc.), has been controlling 75,348,030 Class A Ordinary Shares and 43,351,970 Class B Ordinary Shares. As of the Latest Practicable Date, Mr. Chen through Unileo, his wholly-owned intermediary holding company, has been controlling 1,989,337 Class A Ordinary Shares and 26,810,663 Class B Ordinary Shares.

Without taking into account the voting rights attached to the 153,461 Class A Ordinary Shares (as of the Latest Practicable Date) held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan, Mr. Wang and Mr. Chen beneficially own and control, through their intermediaries, an aggregate of 77,337,367 Class A Ordinary Shares and 70,162,633 Class B Ordinary Shares, representing (a) approximately 24.05% of the Company's issued Shares; (b) approximately 24.08% of the effective voting rights with respect to shareholder resolutions relating to Reserved Matters, on the basis that each Share entitles the Shareholder to one vote per share; and (c) approximately 62.62% of the effective voting rights, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to ten votes per share.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one-to-one ratio. As of the Latest Practicable Date, upon the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 70,162,633 Class A Ordinary Shares, representing approximately 11.44% of the total number of issued and outstanding Class A Ordinary Shares (as enlarged by such Class A Ordinary Shares).

The weighted voting rights attached to the Class B Ordinary Shares will cease when the WVR Beneficiaries no longer have beneficial ownership of, or economic interest in, or control over the voting rights attached to any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiaries are: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in the Class B Ordinary Shares or the control over the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv) when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

The weighted voting rights attached to the Class B Ordinary Shares beneficially owned or controlled by Mr. Chen and any affiliate of Mr. Chen (including any person that directly or indirectly, controls, is controlled by or is under common control with Mr. Chen) will also cease when Mr. Chen ceases to be an executive officer or employee of the Company (e.g. if Mr. Chen is re-designated as a non-executive Director or he ceases to assume any role with executive or management function in the Company or he ceases to have any employment relationship with the Company which remains effective).

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the six months ended June 30, 2026, the Company has complied with all the code provisions of the Corporate Governance Code set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), save and except for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this code provision because Mr. WANG Xueji ("**Mr. Wang**") performs both the roles of a co-chairman of the Board and the chief executive officer of the Company. Mr. Wang is a founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that, in view of Mr. Wang's experience, personal profile and his roles in the Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities, ensure the consistent leadership within the Company, and focus on the Board due to his extensive understanding of the Company's business as the chief executive officer of the Company. The Board also believes that the combined roles of both chairman and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. The reasons are: (i) all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors; (ii) Mr. Wang and the other Directors acknowledge and undertake to fulfil their fiduciary duties as directors, which require them, among other things, to act in the interests of the Company in a manner that is in the best interests of the Company and to make decisions for the Group accordingly; and (iii) the Board is made up of experienced and talented people who meet regularly to discuss matters affecting the operations of the Company to ensure a balance of power and authority. In addition, the Group's overall strategic and other major businesses, financial and operational policies have been formulated jointly by the Board and senior management after detailed discussion.

The Board will continue to review and may recommend separating the roles of chairman of the Board and the chief executive officer of the Company in the future if and when it is appropriate, taking into account the circumstances of the Group as a whole.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors' securities transactions. Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code for the six months ended June 30, 2026.

The Company has also established written guidelines (the "**Employees Written Guidelines**") no less exacting than the Model Code for securities transactions by employees who, because of such office or employment, are likely to possess inside information in relation to the Company or its securities. No incident of non-compliance of the Employees Written Guidelines by the employees was noted by the Company.

Corporate Governance

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written charter. The charters of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

AUDIT COMMITTEE

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and internal controls, oversee our compliance with legal and regulatory requirements in relation to financial statements and accounting matters, review our policies and practices with respect to risk assessment and risk management, review the adequacy of our internal control over financial reporting, review the fairness and appropriateness of all related party transactions, and make recommendations to the Board on the appointment, reappointment and removal of the external auditor.

The Audit Committee comprises three independent non-executive Directors, being Mr. HUANG Sidney Xuande, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason, with Mr. HUANG Sidney Xuande (being the independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements and interim results of the Group for the Reporting Period, and there is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

The Audit Committee has met with the independent auditor of the Company (the "**Auditor**"), PricewaterhouseCoopers, and has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters.

The independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2026 in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

COMPENSATION COMMITTEE

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are, among other things, to review and make recommendations to the Board with respect to policy and structure for all directors' and senior management's remuneration, review and approve remuneration proposals with reference to the Board's corporate goals and objectives, review and approve the compensation payable to our Directors and senior management for any loss or termination of office or appointment, review our management succession planning as well as evaluation of and development plans for potential successors to the executive officers, review and submit for Board's approval of our executive compensation and benefits policies, and review and assess risks arising from our employee compensation policies and practices consider time commitment and responsibilities and employment conditions.

The Compensation Committee comprises three Directors, being Mr. Wang, Mr. QIU Changheng and Mr. YIP Pak Tung Jason, with Mr. QIU Changheng as the chairman of the Compensation Committee.

NOMINATION COMMITTEE

The Company has established a Nomination Committee in compliance with Rule 8A.27 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Nomination Committee are, among other things, to review and evaluate the size, composition, function and duties of the Board, recommend criteria for the selection of candidates to the Board and its committees and identify qualified individuals, recommend to the Board the persons to be nominated for election at the next annual or special meeting of Shareholders at which Directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meeting and recommend Directors for appointment to Board committees, and make recommendations to the Board as to determinations of Director independence and oversee the evaluation of the Board.

The Nomination Committee comprises three Directors, being Ms. ZHANG Yan, Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong), with Mr. QIU Changheng as the chairman of the Nomination Committee.

With a view to achieving a sustainable and balanced development, the Company sees increasing diversity at the Board level as an essential element in supporting the attainment of its strategic objectives and its sustainable development. The Nomination Committee will work to ensure that there is at least one director of a different gender present in the Nomination Committee, and will continue to consider a range of factors, including but not limited to gender, skills, age, professional experience, knowledge, cultural and educational background, ethnicity and length of service.

Corporate Governance

CORPORATE GOVERNANCE COMMITTEE

The Company has established a Corporate Governance Committee in compliance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Corporate Governance Committee are, among other things, to review our actions in furtherance of our corporate social responsibility and corporate governance principles, develop and recommend to the Board the Code of Business Conduct and Ethics, ensure that the Company is operated and managed for the benefit of all the Shareholders, and ensure our compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company.

The Corporate Governance Committee comprises two independent non-executive Directors, being Mr. QIU Changheng and Mr. YIP Pak Tung Jason, with Mr. QIU Changheng as the chairman of the Corporate Governance Committee.

The Corporate Governance Committee will be required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

The Corporate Governance Committee will be required to review the compensation and terms of engagement of the Company's compliance advisor, and to confirm to the Board that it is not aware of any factors that would require it to consider either the removal of the current compliance advisor or the appointment of a new compliance advisor.

BOARD SKILLS MATRIX

The Board possesses experience and expertise as shown in the chart below:

Tuya Inc. Board of Directors				
	Audit Committee	Compensation Committee	Nomination Committee	Corporate Governance Committee
Chairs of Committees	Huang Sidney Xuande	Qiu Changheng	Qiu Changheng	Qiu Changheng
Members of Committees	Kuok Meng Xiong Yip Pak Tung Jason	Xueji (Jerry) Wang Yip Pak Tung Jason	Kuok Meng Xiong Yan (Claire) Zhang	Yip Pak Tung Jason
Skills	Computer technology; Cloud computing; Internet of Things (IoT); Enterprise business; Business administration; Accounting; Investment			

The Company shall conduct a formal evaluation of the Board's performance every two years. The performance review of the Board will be conducted by December 31, 2026.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of June 30, 2026, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Interest in Shares and Underlying Shares of the Company

Name	Nature of Interest	Number and class of Shares held	Approximate percentage of interest in each relevant class of Shares(1)
Mr. Wang	Beneficial owner, interest in controlled corporation, founder and beneficiary of a trust	75,348,030 Class A Ordinary Shares (L)(2)	13.87
	Interest in controlled corporation, founder and beneficiary of a trust	43,351,970 Class B Ordinary Shares (L)(2)	61.79
Mr. Chen	Interest in controlled corporation	1,989,337 Class A Ordinary Shares (L)(3)	0.37
	Interest in controlled corporation	26,810,663 Class B Ordinary Shares (L)(3)	38.21
Mr. Yang	Beneficial owner	6,500,000 Class A Ordinary Shares (L)(4)	1.20
Ms. ZHANG Yan	Beneficial owner	145,283 Class A Ordinary Shares (L)(5)	0.03
Mr. HUANG Sidney Xuande	Beneficial owner	277,500 Class A Ordinary Shares (L)(6)	0.05
Mr. QIU Changheng	Beneficial owner	9,438 Class A Ordinary Shares (L)(7)	0.002

Other Information

Notes:

(1) The calculation is based on the total number of 543,206,907 Class A Ordinary Shares and 70,162,633 Class B Ordinary Shares in issue as of June 30, 2026. The letter "L" stands for long position.

(2) Tenet Group is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. Tuya Group Inc. is wholly owned by Mr. Wang.

As such, as of June 30, 2026, Mr. Wang is deemed to be interested in the 73,915,805 Class A Ordinary Shares and 34,784,195 Class B Ordinary Shares held by Tenet Group, 1,432,225 Class A Ordinary Shares and 8,567,775 Class B Ordinary Shares held by Tuya Group Inc.

(3) Unileo is wholly owned by Mr. Chen. As such, Mr. Chen is deemed to be interested in the 1,989,337 Class A Ordinary Shares and 26,810,663 Class B Ordinary Shares held by Unileo as of June 30, 2026.

(4) As of June 30, 2026, Mr. Yang held 6,500,000 Class A Ordinary Shares represented by ADSs.

(5) As of June 30, 2026, Ms. Zhang was interested in 145,283 Class A Ordinary Shares, which included (i) ADS representing Class A Ordinary Shares beneficially owned by her, (ii) Class A Ordinary Shares or ADSs, pursuant to the share options granted to her, subject to the conditions (including vesting conditions) of those options, and (iii) Class A Ordinary Shares or ADS, pursuant to the RSU granted to her, subject to the conditions (including vesting conditions) of those RSUs.

(6) As of June 30, 2026, Mr. HUANG Sidney Xuande held 177,500 Class A Ordinary Shares, and the remaining RSUs granted to him represented a total of 100,000 Class A Ordinary Shares or ADS in equivalent amount, subject to the conditions (including vesting conditions) of those RSUs.

(7) As of June 30, 2026, Mr. QIU Changheng held 9,438 Class A Ordinary Shares represented by ADSs.

As of June 30, 2026, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of June 30, 2026, the following persons (other than the Directors and chief executives whose interests have been disclosed in this report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares	Approximate percentage of shareholding in each class of Shares[1] (%)
Class A Ordinary Shares			
New Enterprise Associates 14, L.P.[2]	Beneficial owner	35,821,715 (L)	6.59
NEA Partners 14 L.P.[2]	Interest in controlled corporation	35,821,715 (L)	6.59
NEA 14 GP, LTD[2]	Interest in controlled corporation	35,821,715 (L)	6.59
Tencent Mobility Limited[3]	Beneficial owner	55,924,749 (L)	10.30
Tencent[3]	Interest in controlled corporation	58,299,749 (L)	10.73
Tenet Group[4]	Beneficial owner	73,915,805 (L)	13.61
Tenet Global[4]	Interest in controlled corporation	73,915,805 (L)	13.61
Tenet Smart[4]	Interest in controlled corporation	73,915,805 (L)	13.61
TMF (Cayman) Ltd.[4]	Trustee	73,915,805 (L)	13.61
Tuya Group Inc.[4]	Beneficial owner	1,432,225 (L)	0.26
	Beneficiary of a trust	73,915,805 (L)	13.61
The Bank of New York Mellon Corporation[5]	Interest in controlled corporation	240,102,646 (L)	44.20
		239,849,185 (S)	44.15
Anchor GP Pte. Ltd.[7]	Interest in controlled corporation	74,626,900 (L)	13.74
Anchor Fund @ 65 Limited Partnership[7]	Interest in controlled corporation	74,626,900 (L)	13.74
Anchor @ 65 Pte. Ltd.[7]	Interest in controlled corporation	74,626,900 (L)	13.74
Temasek Holdings (Private) Limited[8]	Interest in controlled corporation	74,626,900 (L)	13.74
Class B Ordinary Shares			
Tenet Group[4]	Beneficial owner	34,784,195 (L)	49.58
Tenet Global[4]	Interest in controlled corporation	34,784,195 (L)	49.58
Tenet Smart[4]	Interest in controlled corporation	34,784,195 (L)	49.58
TMF (Cayman) Ltd.[4]	Trustee	34,784,195 (L)	49.58
Tuya Group Inc.[4]	Beneficial owner	8,567,775 (L)	12.21
	Beneficiary of a trust	34,784,195 (L)	49.58
Unileo[6]	Beneficial owner	26,810,663 (L)	38.21

Other Information

Notes:

(1) The calculation is based on the total number of 543,206,907 Class A Ordinary Shares and 70,162,633 Class B Ordinary Shares in issue as of June 30, 2026. The letter "L" stands for long position and the letter "S" stands for short position.

(2) The sole general partner of New Enterprise Associates 14, L.P. is NEA Partners 14 L.P. The sole general partner of NEA Partners 14 L.P. is NEA 14 GP, LTD. As such, NEA Partners 14 L.P. and NEA 14 GP, LTD. are interested in the 35,821,715 Class A Ordinary Shares held by New Enterprise Associates 14, L.P.

(3) Tencent Mobility Limited and Image Frame Investment (HK) Limited are wholly owned by Tencent. As such, Tencent is deemed to be interested in the 55,924,749 Class A Ordinary Shares held by Tencent Mobility Limited and 2,375,000 Class A Ordinary Shares represented by ADSs owned by Image Frame Investment (HK) Limited.

(4) Tenet Group is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. Tuya Group Inc. is wholly owned by Mr. Wang.

Therefore, Tuya Group Inc. (being a beneficiary of Mr. Wang's Family Trust), Tenet Global, Tenet Smart and TMF (Cayman) Ltd are deemed to be interested in 73,915,805 Class A Ordinary Shares held by Tenet Group and 34,784,195 Class B Ordinary Shares held by Tenet Group, respectively. Tuya Group Inc. also holds 1,432,225 Class A Ordinary Shares and 8,567,775 Class B Ordinary Shares.

(5) The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation. As such, The Bank of New York Mellon Corporation is deemed to be interested in the 240,102,646 (L) and 239,849,185 (S) Class A Ordinary Shares held by The Bank of New York Mellon.

(6) Unileo is wholly owned by Mr. Chen. As such, Mr. Chen is deemed to be interested in the 26,810,663 Class B Ordinary Shares held by Unileo.

(7) Anchor V Pte. Ltd. is wholly owned by Anchor @ 65 Pte. Ltd., which is in turn wholly owned by Anchor Fund @ 65 Limited Partnership. The general partner of Anchor Fund @ 65 Limited Partnership is Anchor GP Pte. Ltd. As such, Anchor GP Pte. Ltd., Anchor Fund @ 65 Limited Partnership and Anchor @ 65 Pte. Ltd. are interested in 74,626,900 Class A Ordinary Shares held by Anchor V Pte. Ltd.

(8) Anchor GP Pte. Ltd. is wholly owned by 65EP Investment IV Pte. Ltd., which is in turn wholly owned by 65EP Investments Pte. Ltd. 65EP Investments Pte. Ltd. is wholly owned by 65 Equity Partners Group Pte. Ltd., which is in turn wholly owned by 65 Equity Partners Pte. Ltd. 65 Equity Partners Pte. Ltd. is wholly owned by Thomson Capital Pte. Ltd., which is in turn wholly owned by Tembusu Capital Pte. Ltd., which is wholly owned by Temasek Holdings (Private) Limited. Therefore, Temasek Holdings (Private) Limited is interested in 74,626,900 Class A Ordinary Shares held by Anchor V Pte. Ltd.

Save as disclosed above, as of June 30, 2026, no person, other than the Directors and chief executives whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares or underlying Shares which would fall to be recorded in the registry required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE SCHEMES

The Company adopted the 2015 Equity Incentive Plan on December 23, 2014, which was further amended in July 2020, February 2021 and on June 15, 2022 (with such amendment taking effect from the Listing). The amendments to Chapter 17 of the Listing Rules have taken effect from January 1, 2023. Additionally, the amendments to the Listing Rules to remove the requirement to cancel repurchased shares and to adopt a framework in the Listing Rules to govern the resale of treasury shares have come into effect from June 11, 2024. In this connection, the Company adopted the 2024 Share Scheme on June 20, 2024, upon which the 2015 Equity Incentive Plan was terminated. The provisions of the 2024 Share Scheme comply with the current requirements of Chapter 17 of the Listing Rules as well as the said amendments to the Listing Rules with respect to treasury shares.

No further grants were made under the 2015 Equity Incentive Plan, and in March 2026 and June 2026, 100,000 and 200,000 Class A Ordinary Shares were granted under the 2024 Share Scheme, respectively. The number of Class A Ordinary Shares which may be issued under the 2024 Share Scheme in respect of the awards granted during the Reporting Period is 100,000, and divided by the weighted average number of Class A Ordinary Shares in class in issue (excluding treasury shares) is 0.02%.

The 2015 Equity Incentive Plan

The 2015 Equity Incentive Plan was adopted on December 23, 2014, further amended in July 2020, February 2021 and on June 15, 2022 (with such amendment taking effect from the Listing) and terminated on June 20, 2024. The principal terms of the 2015 Equity Incentive Plan, as amended and currently in force, are as described below.

Purpose. The purpose of the 2015 Equity Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, Directors, and consultants and to promote the success of our business.

Eligible participants. Any employee, Director or consultant of the Company who is engaged by the Group to render consulting or advisory services to the Group shall be eligible to participate in the 2015 Equity Incentive Plan.

Awards. The 2015 Equity Incentive Plan permits the awards of options, restricted shares, and RSUs approved by the plan administrator. At the discretion of the Board or the committee of the Board as administrator, ADSs in an amount equivalent to the number of Class A Ordinary Shares which otherwise would be distributed pursuant to an award may be distributed in lieu of Class A Ordinary Shares in settlement of any award.

Exercise period. The exercise period of the options granted under the 2015 Equity Incentive Plan shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the 2015 Equity Incentive Plan and the share option award agreement signed by the grantee.

Vesting period. The vesting period (including any vesting acceleration thereof) for the options and/or awards granted under the 2015 Equity Incentive Plan shall be determined at the discretion of the Board or the committee of the Board as administrator. In the case of (i) employees and non-employees, the vesting period is generally measured over the requisite service period; and (ii) the PRC employees of the Group with only service conditions, accelerated full vesting schedule is allowed under limited circumstances. During the Reporting Period, the vesting period of options and/or awards granted under the 2015 Equity Incentive Plan was 48 months. For further details of the vesting period attached to options and awards granted during the Reporting Period (if any), please refer to the tables set forth on pages 28 to 31 of this report.

Other Information

Maximum number of Class A Ordinary Shares. The overall limit on the number of the Shares underlying the awards pursuant to 2015 Equity Incentive Plan is 64,889,052 Class A Ordinary Shares, of which the total number of Class A Ordinary Shares which may be issued and/or transferred upon vesting or exercise of all options that may be granted pursuant to the 2015 Equity Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed 10% of the total number of Class A Ordinary Shares in issue immediately upon the Listing (the "**Plan Limit**"), being 49,914,656 Class A Ordinary Shares.

Any equity awards in the form of options that were granted prior to the Listing under the 2015 Equity Incentive Plan (including those outstanding, cancelled, lapsed in accordance with the 2015 Equity Incentive Plan or exercised options) will not be counted for the purpose of the Plan Limit. The total number of Shares to be issued upon exercise of all outstanding options under the 2015 Equity Incentive Plan and all other schemes of the Company granted and yet to be exercised shall not exceed 30% of all the Class A Ordinary Shares in issue from time to time.

As at the Latest Practicable Date, 3,508,831 Class A Ordinary Shares are available for issue and/or transfer upon vesting or exercise of all options and awards granted under the 2015 Equity Incentive Plan, representing approximately 0.65% of the total number of Class A Ordinary Shares in issue as at the Latest Practicable Date, and approximately 0.57% of the total number of all Shares (including Class A Ordinary Shares and Class B Ordinary Shares) in issue as at the Latest Practicable Date; amongst the said 3,508,831 Class A Ordinary Shares, only up to 2,443,081 Class A Ordinary Shares are available for issue and/or transfer upon vesting or exercise of all options granted, representing approximately 0.45% of the total number of Class A Ordinary Shares in issue as at the Latest Practicable Date, and approximately 0.40% of the total number of all Shares (including Class A Ordinary Shares and Class B Ordinary Shares) in issue as at the Latest Practicable Date.

Upon the adoption of the 2024 Share Scheme on June 20, 2024, the 2015 Equity Incentive Plan was terminated, after which (i) no grants of options or awards shall be made under the 2015 Equity Incentive Plan, and (ii) no Class A Ordinary Shares and/or ADSs shall be issued or sold under the 2015 Equity Incentive Plan, except upon exercise or vesting of an option or an award granted prior to the termination of the 2015 Equity Incentive Plan.

Given that all of the awards granted under the 2015 Equity Incentive Plan were funded by the Depositary Shares, there were no new Class A Ordinary Shares that were issued (or may be issued upon vesting) in respect of such outstanding awards during the Reporting Period.

Maximum entitlement of a grantee. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued and/or transferred and to be transferred upon the vesting or exercise of the options or awards granted to each participant in any 12-month period shall not (when aggregated with any Class A Ordinary Shares underlying the awards granted during such period under any other share award schemes of our Company) exceed 1% of the Class A Ordinary Shares in issue for the time being.

Exercise price for options and purchase price for awards. As regards options offered under the 2015 Equity Incentive Plan, the Board or the committee of the Board as administrator is entitled to determine the exercise price therefor, which shall not be lower than the fair market value per share on the date of grant, which shall not be less than the highest of (a) the closing sales price of the Class A Ordinary Shares as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed (as determined by the Board or the Board committee delegated with authority to administer the 2015 Equity Incentive Plan) on the date of grant, (b) the average closing sales price as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed for the five business days immediately preceding the date of grant. The maximum exercisable term is ten years from the date of grant. In the case of an option granted to a participant who, immediately before the option is granted, owns more than 10% of the total combined voting power of all classes of outstanding securities of the Company or parent company or subsidiary of the Company, the term of option shall not be exercisable after the expiration of five years from the date of grant. There is no additional amount payable on application or acceptance of the share option or award. There is no prescribed period within which payments or calls must or may be made or loans for such purposes must be repaid in respect of the options and/or awards offered under the 2015 Equity Incentive Plan.

Duration. Unless terminated earlier, the 2015 Equity Incentive Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Remaining life. The 2015 Equity Incentive Plan was terminated upon the adoption of the 2024 Share Scheme on June 20, 2024. There is no specified period for which an offer for an option must be accepted by the relevant eligible participant from the date on which it is made, and no options shall generally be exercised after ten years from the date of grant.

The termination of the 2015 Equity Incentive Plan shall not affect the ability of the Board (or its duly authorized committee) to exercise the powers granted to it under such plan with respect to the outstanding awards granted thereunder prior to the date of such termination. No Class A Ordinary Shares and/or ADSs shall be issued or sold under the 2015 Equity Incentive Plan after the termination thereof, except upon exercise of an award granted prior to the termination of the 2015 Equity Incentive Plan.

Outstanding options granted. As of June 30, 2026 and the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding options granted under the 2015 Equity Incentive Plan amounted to 2,523,381 Class A Ordinary Shares and 2,443,081 Class A Ordinary Shares, representing approximately 0.41% and 0.40%, respectively, of the issued Shares as of the Latest Practicable Date.

Outstanding RSUs granted. As of June 30, 2026 and the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding RSUs granted under the 2015 Equity Incentive Plan amounted to 1,354,500 Class A Ordinary Shares and 1,065,750 Class A Ordinary Shares, representing approximately 0.22% and 0.17%, respectively, of the issued Shares as of the Latest Practicable Date.

Outstanding restricted share(s) granted (if any). As of June 30, 2026, no restricted share has been granted under the 2015 Equity Incentive Plan.

Other than the awards granted as disclosed in the movement tables set out on pages 30 to 31 of this report, no share awards have been granted during the Reporting Period. In addition, the options granted under the 2015 Equity Incentive Plan which were exercised, vested, lapsed and/or cancelled during the Reporting Period were funded by the Depositary Shares.

Pursuant to Rule 17.03D(1) of the Listing Rules, during the Reporting Period and as of June 30, 2026, no grant of share options and awards to any one participant in aggregate exceeded 1% of the total of Class A Ordinary Shares and Class B Ordinary Shares in issue in any 12-month period up to and including the date of grant under the 2015 Equity Incentive Plan. No share option or award has been granted to any related entity participant or service provider under the 2015 Equity Incentive Plan.

Details of the movements of share options under the 2015 Equity Incentive Plan (to be satisfied by new Shares) during the Reporting Period are as follows:

Category and name of grantee	Date of grant	Expiry date	Exercise price per Class A Ordinary Share underlying the options (US$)	Vesting period[(1)]	Number of Class A Ordinary Shares underlying the relevant options: Outstanding as of January 1, 2026	Granted during the Reporting Period	Exercised during the Reporting Period[(2)]	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Outstanding as of June 30, 2026
Director(s) and chief executive(s)										
Director(s)										
Ms. Zhang	February 21, 2021	February 20, 2031	0.00005	4 years	25,800	–	–	–	–	25,800
	May 6, 2022	May 5, 2032	0.00005	4 years	15,000	–	15,000	–	–	–
Subtotal					**40,800**	**-**	**15,000**	**-**	**-**	**25,800**
Other employee participants										
Other employee participants in aggregate	From May 12, 2017 to May 6, 2022	From May 11, 2027 to May 5, 2032	0.00005	4 years	3,074,920	–	657,639	–	–	2,417,281
Subtotal					**3,074,920**	**-**	**657,639**	**-**	**-**	**2,417,281**
Total					**3,115,720**	**-**	**672,639**	**-**	**-**	**2,443,081**

Notes:

(1) During the Reporting Period, no option was granted. In respect of the exercise period of the options under the 2015 Equity Incentive Plan, the exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the relevant 2015 Equity Incentive Plan and the share option award agreement signed by the grantee. No options shall generally be exercised after ten years from the date of grant.

(2) The weighted average closing price quoted on the NYSE immediately before the date(s) on which the options were exercised was US$2.40.

(3) Save for those set out in this movement table, there are no grants of options to (i) any other Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards in excess of the 1% individual limit under Rule 17.03D of the Listing Rules; (iii) any related entity participant or service provider and, in each case, which are funded by new Shares of the Company or the Depositary Shares under the 2015 Equity Incentive Plan.

(4) All of the above grants were made prior to the amendment to Chapter 17 of the Listing Rules taking effect.

Details of the movements of share options under the 2015 Equity Incentive Plan (to be satisfied by existing Shares) during the Reporting Period are as follows:

					Number of Class A Ordinary Shares underlying the relevant options					
Category and name of grantee	Date of grant	Expiry date	Exercise price per Class A Ordinary Share underlying the options (US$)	Vesting period(1)	Outstanding as of January 1, 2026	Granted during the Reporting Period	Exercised during the Reporting Period(2)	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Outstanding as of June 30, 2026
Other employee participants in aggregate	From July 24, 2017 to February 21, 2021	From July 23, 2027 to February 20, 2031	0.00005	4 years	154,565	–	74,265	–	–	80,300
Total	**-**	**-**	**-**	**-**	**154,565**	**-**	**74,265**	**-**	**-**	**80,300**

Notes:

(1) During the Reporting Period, no option was granted. In respect of the exercise period of the options under the 2015 Equity Incentive Plan, the exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the relevant 2015 Equity Incentive Plan and the share option award agreement signed by the grantee. No options shall generally be exercised after ten years from the date of grant.

(2) The weighted average closing price quoted on the NYSE immediately before the date(s) on which the options were exercised was US$2.00.

(3) During the Reporting Period, there are no grants of options to (i) any Directors; or (ii) any of the five highest-paid individuals and, in each case, which are funded by existing Shares of the Company or the Depositary Shares under the 2015 Equity Incentive Plan.

(4) All of the above grants were made prior to the amendment to Chapter 17 of the Listing Rules taking effect.

Details of the movements of awards under the 2015 Equity Incentive Plan (to be satisfied by new Shares) during the Reporting Period are as follows:

				Number of Class A Ordinary Shares underlying the relevant awards					
Category and name of grantee	Date of grant	Expiry date	Vesting period(1)	Unvested awards as of January 1, 2026	Granted during the Reporting Period(2)	Vested during the Reporting Period(3),(4)	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Unvested awards as of June 30, 2026
Director(s) and chief executives									
Director(s)									
Mr. Huang Sidney Xuande	July 5, 2022	July 4, 2029	4 years	100,000	–	–	–	–	100,000
Subtotal				**100,000**	**-**	**-**	**-**	**-**	**100,000**
Other employee participants									
Other employee participants in aggregate	From September 9, 2022 to April 9, 2024	From September 8, 2032 to April 8, 2034	4 years	1,211,875	–	1,148,125	–	–	63,750
Subtotal				**1,211,875**	**-**	**1,148,125**	**-**	**-**	**63,750**
Total				**1,311,875**	**-**	**1,148,125**	**-**	**-**	**163,750**

Notes:

(1) During the Reporting Period, the vesting period of the awards granted under the 2015 Equity Incentive Plan was 48 months. There is no purchase price attached to the unvested awards during the Reporting Period.

(2) The fair value of awards are calculated in accordance with the accounting standard and policy adopted for preparing the Company's financial statements, namely the U.S. GAAP. For the description of the basis for fair value measurement and information on whether and how the features of the awards are incorporated into the measurement of fair value, please refer to Note 16 to the consolidated financial statements of the Company.

(3) Refers to the number of Class A Ordinary Shares underlying the relevant awards (funded by the Depositary Shares) vested during the Reporting Period.

(4) The weighted average closing price quoted on the NYSE immediately before the date(s) on which the awards were vested was US$2.19.

(5) Save for those set out in this movement table, there are no grants of awards under the 2015 Equity Incentive Plan to (i) any other Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards granted in excess of the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) any related entity participant or service provider and, in each case, which are funded by new Shares of the Company or the Depositary Shares.

Details of the movements of awards under the 2015 Equity Incentive Plan (to be satisfied by existing Shares) during the Reporting Period are as follows:

				Number of Class A Ordinary Shares underlying the relevant awards					
Category and name of grantee	Date of grant	Expiry date	Vesting period[(1)]	Unvested awards as of January 1, 2026	Granted during the Reporting Period[(2)]	Vested during the Reporting Period[(3)]	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Unvested awards as of June 30, 2026
Director(s)									
Ms. ZHANG Yan	December 14, 2022	December 13, 2032	4 years	6,250	–	–	–	–	6,250
	June 27, 2023	June 26, 2033	4 years	12,500	–	6,250	–	–	6,250
Subtotal				**18,750**	**-**	**6,250**	**-**	**-**	**12,500**
Five highest paid individual during the Reporting Period in aggregate[(5)]	From October 3, 2022 to June 27, 2023	From October 2, 2032 to June 26, 2033	4 years	237,500	–	62,500	–	–	175,000
Other employee participants in aggregate	From October 3, 2022 to June 27, 2023	From October 2, 2032 to June 26, 2033	4 years	1,150,750	–	47,500	–	100,000	1,003,250
Total				**1,407,000**	**-**	**116,250**	**-**	**100,000**	**1,190,750**

Notes:

(1) During the Reporting Period, the vesting period of the awards granted under the 2015 Equity Incentive Plan was 48 months. There is no purchase price attached to the unvested awards during the Reporting Period.

(2) The fair value of awards are calculated in accordance with the accounting standard and policy adopted for preparing the Company's financial statements, namely the U.S. GAAP. For the description of the basis for fair value measurement and information on whether and how the features of the awards are incorporated into the measurement of fair value, please refer to Note 16 to the consolidated financial statements of the Company.

(3) The weighted average closing price quoted on the NYSE immediately before the date(s) on which the awards were vested was US$1.82.

(4) Save for those set out in this movement table, there are no grants of awards under the 2015 Equity Incentive Plan to (i) any other Directors; or (ii) any other five highest-paid individuals and, in each case, which are funded by existing Shares of the Company or the Depositary Shares.

(5) The five highest paid individuals during the Reporting Period in aggregate did not include the Directors disclosed above.

The 2024 Share Scheme

The 2024 Share Scheme was adopted on June 20, 2024. The principal terms of the 2024 Share Scheme are as described below.

Other Information

Purpose. The purposes of the 2024 Share Scheme are (i) to align the interests of eligible persons with those of the group through ownership of award shares, dividends and other distributions paid on award shares and/or the increase in value of the award shares; and (ii) to encourage and retain eligible persons to make contributions to the long-term development of the Group.

Participants. The eligible persons who may be selected to become a participant of the 2024 Share Scheme are any individuals, or corporate entities (as the case may be), being any of (i) an employee participant and (ii) a service provider, who the Board or the scheme administrator considers, in its sole discretion, to have contributed or will contribute to the Group.

Scheme limit. The maximum number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the awards (including option(s) or award(s) in other forms for the purpose of the 2024 Share Scheme) granted and to be granted under the 2024 Share Scheme is 57,459,259 Class A Ordinary Shares, representing 10% of the total number of Shares in issue as at the date of adoption of the 2024 Share Scheme, namely June 20, 2024 (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares), unless Shareholders approve a further refreshment or Shareholders' approval is obtained in compliance with the Listing Rules.

The total number of options or awards available for grant under the 2024 Share Scheme as of January 1, 2026 and June 30, 2026 are 57,080,259 and 56,780,259 respectively. As at the Latest Practicable Date, 56,780,259 Class A Ordinary Shares are available for issue and/or transfer upon vesting or exercise of all options and awards granted under the 2024 Share Scheme representing 10.45% of the total number of Class A Ordinary Shares in issue as at the Latest Practicable Date, and approximately 9.26% of the total number of all Shares (including Class A Ordinary Shares and Class B Ordinary Shares) in issue as at the Latest Practicable Date.

Service providers limit. The maximum number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the awards granted and to be granted to Service Providers under the 2024 Share Scheme is 5,745,925 Class A Ordinary Shares, representing 1% of the total number of Shares in issue as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares), unless Shareholders approve a further refreshment or Shareholders' approval is obtained in compliance with the Listing Rules. The total number of options or awards available for grant under the service providers limit of 2024 Share Scheme as of January 1, 2026 and June 30, 2026 are 5,745,925 and 5,745,925, respectively.

Individual Limit. The total number of Class A Ordinary Shares and/or ADSs issued and to be issued upon the vesting or exercise of awards granted and to be granted under the 2024 Share Scheme and other awards schemes of the Company to each selected participant (excluding awards lapsed in accordance with the 2024 Share Scheme) in any 12-month period up to (and including) the date of the latest grant is 5,745,925 Class A Ordinary Shares, representing 1% of the total number of Shares in issue as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares). Any further grant of awards to a selected participant which would exceed the individual limit shall be subject to separate approval of the Shareholders in general meeting in accordance with the Listing Rules.

0.1% Limit. Where any grant of awards (but excluding grant of options) to any director (other than an independent non-executive Director) or chief executive of the Company, or any of their respective associates, would result in the Class A Ordinary Shares and/or ADSs issued and to be issued in respect of all awards granted (excluding awards lapsed in accordance with the scheme rules) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (for the avoidance of

doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) at the relevant time, such further grant of Awards must be approved by the Shareholders in general meeting in the manner required and subject to the requirements set out in the Listing Rules. Where any grant of awards to an independent non-executive Director or substantial shareholder of the Company or any of their respective associates would result in the number of Class A Ordinary Shares and/or ADSs issued and to be issued in respect of all awards granted (excluding awards lapsed in accordance with the terms of the 2024 Share Scheme) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) at the relevant time, such further grant of awards must be approved by the Shareholders in general meeting in the manner required and subject to the requirements set out in the Listing Rules.

Vesting period. The Board (or the scheme administrator) may from time to time while the 2024 Share Scheme is in force and subject to all applicable laws, rules and regulations, determine the applicable vesting dates and any other criteria and conditions for vesting of the awards in its sole and absolute discretion. The vesting period in respect of any award shall not be less than 12 months from the grant date, except that with respect to a selected participant who is an employee participant, a shorter vesting period may be permitted in circumstances set out below:

(i) grants as "make whole" awards to a new employee participant upon joining the Group to replace the share awards such selected participant forfeited when leaving his/her previous employer;

(ii) grants to an employee participant whose employment is terminated due to death or disability or occurrence of any out of control event;

(iii) grants of awards which are subject to the fulfilment of performance-based vesting conditions, in lieu of time-based vesting criteria;

(iv) grants of awards the timing of which is set due to administrative and/or compliance reasons unrelated to the performance of the employee participant, in which case the vesting date may be adjusted to take account of the time from which the award would have been granted if not for such administrative and/or compliance reasons;

(v) grants of awards with a mixed vesting schedule such that the awards may vest evenly over a period of 12 months; or

(vi) grants of awards with a total vesting and holding period of more than 12 months, such as where the awards may vest by several batches with the first batch to vest within 12 months of the grant date and the last batch to vest 12 months after the grant date.

Option period. Any option granted may be exercised during a period, which is to be determined and notified by the Board (or the scheme administrator) to each selected participant in the award letter, and shall not expire later than ten years from the grant date of the option. An option shall lapse automatically and shall not be exercisable (to the extent not already exercised) on the expiry of the tenth anniversary from the grant date.

Exercise price, purchase price and basis of determining exercise price. The exercise price for options under the 2024 Share Scheme must be at least the highest of (i) the per-share closing price of the ADSs on the NYSE on the grant date, which must be a NYSE trading day; (ii) the average per-share closing price of the ADSs on the NYSE for the five NYSE trading days immediately preceding the grant date; and (iii) the nominal value of a Class A Ordinary Share, subject to the condition that the Company shall not grant any Options with an exercise price denominated in Hong Kong dollars unless such exercise price complies with Rule 17.03E of the Listing Rules, and provided that in the event of fractional prices, the exercise price per Class A Ordinary Share shall be rounded upwards to the nearest whole cent.

For the avoidance of doubt, the purchase price of awards other than options is nil. Considering that the selected participants have contributed or will contribute to the Group, the Company is of the view that a purchase price for the awards other than options at nil consideration is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Board (or the scheme administrator) may determine the amount payable (if any) on an application or acceptance of an award and the period(s) within which any payments or calls must or may be made or loans for such purposes must be repaid. Subject to applicable laws and regulations, the consideration to be paid (if any) for the Class A Ordinary Shares and/or ADSs underlying the awards, including the method of payment, shall also be determined by the Board (or the scheme administrator) as it deems appropriate.

Duration and remaining life. The 2024 Share Scheme shall be valid and effective for the period of ten years from the adoption date, being June 20, 2024, and thereafter for so long as there are any unvested award granted under the 2024 Share Scheme prior to the expiration of the 2024 Share Scheme, in order to give effect to the vesting of such award or otherwise as may be required in accordance with the provisions of the scheme rules. For the avoidance of doubt, options granted during the life of the 2024 Share Scheme shall continue to be valid and exercisable in accordance with their terms of grant within the option period as described above. As of June 30, 2026, the remaining life of the 2024 Share Scheme is approximately eight years.

Outstanding awards. From the date of adoption of the 2024 Share Scheme to the Latest Practicable Date, no option had been granted pursuant to the 2024 Share Scheme.

Other than the awards granted as disclosed in the movement table set out on pages 35 to 38 of this report, no share awards have been granted during the Reporting Period.

Pursuant to Rule 17.03D(1) of the Listing Rules, during the Reporting Period, no grant of share options and awards to any one participant in aggregate exceeded 1% of the total of Class A Ordinary Shares and Class B Ordinary Shares in issue in any 12-month period up to and including the date of grant under the 2024 Share Scheme. No share option or award has been granted to any related entity participant or service provider under the 2024 Share Scheme.

Details of the movements of awards under the 2024 Share Scheme (to be satisfied by new Shares) during the Reporting Period are as follows:

				Number of Class A Ordinary Shares underlying the relevant awards					
Category and name of grantee	Date of grant	Expiry date	Vesting period(1)	Unvested awards as of January 1, 2026	Granted during the Reporting Period(2), (3) and (6)	Vested during the Reporting Period(5)	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Unvested awards as of June 30, 2026
Employee participants									
Other employee participants in aggregate	October 18, 2024 – March 27, 2026	October 17, 2034 – March 26, 2036	2-4 years	339,000	100,000	32,500	–	–	406,500
Total				**339,000**	**100,000**	**32,500**	**-**	**-**	**406,500**

Notes:

(1) During the Reporting Period, the vesting period of the awards granted under the 2024 Share Scheme ranges from 24 to 48 months. There is no purchase price attached to the unvested awards during the Reporting Period.

(2) The fair value of awards are calculated in accordance with the accounting standard and policy adopted for preparing the Company's financial statements, namely the U.S. GAAP. For the description of the basis for fair value measurement and information on whether and how the features of the awards are incorporated into the measurement of fair value, please refer to Note 16 to the consolidated financial statements of the Company.

(3) Refers to the number of Class A Ordinary Shares underlying the relevant awards (funded by the Depositary Shares) granted during the Reporting Period.

(4) There are no grants of awards under the 2024 Share Scheme to (i) any Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards granted in excess of the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) any related entity participant or service provider and, in each case, which are funded by new Shares of the Company or the Depositary Shares.

(5) The weighted average closing price quoted on the NYSE immediately before the date(s) on which the awards were vested was US$2.10.

(6) The following grants were made during the Reporting Period, of which no performance target and/or clawback mechanism or purchase price were attached thereto. All grantees under the grants made during the Reporting Period were employee participants of the Group. The vesting period of such awards granted during the Reporting Period ranges from 24 to 48 months. There was no arrangement for the Company or any of its subsidiaries to provide financial assistance to such grantees to facilitate the purchase of shares under the 2024 Share Scheme. After the grant on March 27, 2026, 56,980,259 underlying Shares will be available for future grants under the 2024 Share Scheme.

Other Information

Category and name of grantee	Date of grant	Granted during the Reporting Period	Closing price per ADS underlying the awards granted during the Reporting Period immediately before the grant date(s) quoted on the NYSE (US$)	Vesting period	Fair Value of the awards granted (funded by the Depositary Shares) during the Reporting Period at the date of grant (US$)
Other employee participants in aggregate	March 23, 2026	100,000	2.36	24-48 months	2.33
Total		**100,000**			

Details of the movements of awards under the 2024 Share Scheme (to be satisfied by existing Shares) during the Reporting Period are as follows:

				Number of Class A Ordinary Shares underlying the relevant awards					
Category and name of grantee	Date of grant	Expiry date	Vesting period[(1)]	Unvested awards as of January 1, 2026	Granted during the Reporting Period[(2) and (4)]	Vested during the Reporting Period	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Unvested awards as of June 30, 2026
Five highest paid individual during the Reporting Period in aggregate	June 23, 2026	June 22, 2036	3 years	–	30,000	–	–	–	30,000
Other employee participants in aggregate	June 23, 2026	June 22, 2036	2-3 years	–	170,000	–	–	–	170,000
Total				**-**	**200,000**	**-**	**-**	**-**	**200,000**

Notes:

(1) During the Reporting Period, the vesting period of the awards granted under the 2024 Share Scheme ranges from 24 to 36 months. There is no purchase price attached to the unvested awards during the Reporting Period.

(2) The fair value of awards are calculated in accordance with the accounting standard and policy adopted for preparing the Company's financial statements, namely the U.S. GAAP. For the description of the basis for fair value measurement and information on whether and how the features of the awards are incorporated into the measurement of fair value, please refer to Note 16 to the consolidated financial statements of the Company.

(3) Save for those set out in this movement table, there are no grants of awards under the 2024 Share Scheme to (i) any Directors; or (ii) any other five highest-paid individuals and, in each case, which are funded by existing Shares of the Company or the Depositary Shares.

(4) The following grants were made during the Reporting Period, of which no performance target and/or clawback mechanism or purchase price were attached thereto. All grantees under the grants made during the Reporting Period were employee participants of the Group. The vesting period of such awards granted during the Reporting Period ranges from 24 to 36 months. There was no arrangement for the Company or any of its subsidiaries to provide financial assistance to such grantees to facilitate the purchase of shares under the 2024 Share Scheme. After the grant on June 23, 2026, 56,780,259 underlying Shares will be available for future grants under the 2024 Share Scheme.

Category and name of grantee	Date of grant	Granted during the Reporting Period	Closing price per ADS underlying the awards granted during the Reporting Period immediately before the grant date(s) quoted on the NYSE (US$)	Vesting period	Fair Value of the awards granted (funded by the Depositary Shares) during the Reporting Period at the date of grant (US$)
Employee participants	June 23, 2026	200,000	1.84	24-36 months	1.84
Total		**200,000**			

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange during the Reporting Period. As of the date of this report, the Company does not hold any treasury shares.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

Mr. Huang Sidney Xuande has ceased to be an independent non-executive director of Kuaishou Technology (a company listed on the Hong Kong Stock Exchange, stock code: 1024) with effect from May 28, 2026. Save as disclosed above, during the Reporting Period, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026.

COMPLIANCE WITH APPENDIX D2 OF THE LISTING RULES

According to paragraph 40 of Appendix D2 to the Listing Rules, save as disclosed in this report, the Company confirmed that the current company information in relation to those matters set out in paragraph 32 of Appendix D2 to the Listing Rules has not changed materially from the information disclosed in the Company's annual report for the year ended December 31, 2025.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

On July 5, 2022, the Class A Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange. The net proceeds from the Global Offering amounted to approximately HK$70 million, which will be applied for the following purposes:

- Approximately 30% is expected to be used over the course of the next five years to enhance our IoT technologies and infrastructure.
- Approximately 30% is expected to be used over the course of the next five years to expand and enhance our product offerings.
- Approximately 15% is expected to be used over the course of the next five years for marketing and branding activities.
- Approximately 15% will be used over the course of the next five years to pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies.
- Approximately 10% will be used over the course of the next five years for general corporate purposes and working capital needs.

Other Information

Regarding net proceeds that had not been utilized, the Company intends to use them in the same manner, allocations and proportions as stated in the Prospectus. The completion time of utilizing the net proceeds will be determined based on the future business development of the Company. During the Reporting Period, the Company had utilized the net proceeds as set out in the table below:

	Percentage of the total net proceeds raised from the Listing Approximate (%)	Planned use of proceeds in the same manner and proportion as stated in the Prospectus Approximate (HK$ million)	Net proceeds unutilized as at December 31, 2025 Approximate (HK$ million)	Actual use of proceeds during the Reporting Period Approximate (HK$ million)	Net proceeds unutilized as at June 30, 2026 Approximate (HK$ million)	Expected timeframe for utilizing the remaining unutilized net proceeds
To enhance our IoT technologies and infrastructure	30%	21.0	6.7	1.7	5.0	Over the course of the next one and a half years
To expand and enhance our product offerings	30%	21.0	6.7	1.7	5.0	Over the course of the next one and a half years
For marketing and branding activities	15%	10.5	3.2	0.8	2.4	Over the course of the next one and a half years
To pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies	15%	10.5	3.2	0.8	2.4	Over the course of the next one and a half years
For general corporate purposes and working capital needs Note	10%	7.0	2.2	0.6	1.7	Over the course of the next one and a half years
Total	**100%**	**70.0**	**22.1**	**5.6**	**16.5**	

To the extent that net proceeds are not immediately used for the intended use and to the extent permitted by the relevant law and regulations, the Company will only place the net proceeds as short-term deposits only at licensed banks or financial institutions located in the PRC.

Note: Including but not limited to salaries, utilities fees and rental expenses.

Other Information

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the Reporting Period which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since January 1, 2026 and up to the date of this report which could have a material and adverse effect on our financial condition or results of operations.

EVENTS AFTER JUNE 30, 2026

Save as disclosed in this report, no important events affecting the Group occurred since June 30, 2026 and up to the date of this report.

APPROVAL OF INTERIM REPORT

The interim report and the unaudited interim condensed consolidated results of the Group for the six months ended June 30, 2026 were approved and authorized for issue by the Board on August 24, 2026.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP profit from operations (including non-GAAP operating margin), non-GAAP net profit (including non-GAAP net margin), and non-GAAP basic and diluted net profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America ("**U.S. GAAP**"). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses and credit-related impairment/(reversal) of long-term investments from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors' assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Group's operations. Share-based compensation expenses and credit-related impairment/(reversal) of long-term investments have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Group's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

The unaudited reconciliations of Tuya's non-GAAP measures to the most comparable U.S. GAAP measures are included on pages 42 and 43 of this report.

Other Information

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$thousands ("**US$**"), except for share and per share data, unless otherwise noted)

	For the Six Months Ended	
	June 30, 2025	**June 30, 2026**
Reconciliation of operating expenses to non-GAAP operating expenses		
Research and development expenses	(45,183)	**(45,098)**
Add: Share-based compensation expenses	3,476	**728**
Adjusted Research and development expenses	(41,707)	**(44,370)**
Sales and marketing expenses	(16,172)	**(15,746)**
Add: Share-based compensation expenses	1,320	**160**
Adjusted Sales and marketing expenses	(14,852)	**(15,586)**
General and administrative expenses	(18,315)	**(9,031)**
Add: Share-based compensation expenses	10,958	**342**
Add: Credit-related impairment/(reversal) of long-term investments	27	**(307)**
Adjusted General and administrative expenses	(7,330)	**(8,996)**
Reconciliation of (loss)/profit from operations to non-GAAP profit from operations		
(Loss)/profit from operations	(364)	**16,780**
Add: Share-based compensation expenses	15,754	**1,230**
Add: Credit-related impairment/(reversal) of long-term investments	27	**(307)**
Non-GAAP Profit from operations	15,417	**17,703**
Non-GAAP Operating margin	10.0%	**10.2%**

	For the Six Months Ended	
	June 30, 2025	**June 30, 2026**
Reconciliation of net profit to non-GAAP net profit		
Net profit	23,604	**34,410**
Add: Share-based compensation expenses	15,754	**1,230**
Add: Credit-related impairment/(reversal) of long-term investments	27	**(307)**
Non-GAAP Net profit	39,385	**35,333**
Non-GAAP Net margin	25.4%	**20.3%**
Weighted average number of ordinary shares used in computing non-GAAP net profit per share		
– Basic	608,348,598	**615,524,218**
– Diluted	610,414,036	**616,345,859**
Non-GAAP net profit per share attributable to ordinary shareholders		
– Basic	0.06	**0.06**
– Diluted	0.06	**0.06**

SAFE HARBOR STATEMENT

This report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the United States Securities and Exchange Commission. The forward-looking statements included in this report are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Report on Review of Interim Financial Information

To the Board of Directors of Tuya Inc.
(incorporated in Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 45 to 79, which comprises the condensed consolidated balance sheet of Tuya Inc. (the "**Company**") and its subsidiaries (together, the "**Group**") as at June 30, 2026 and the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong,
August 24, 2026

Unaudited Condensed Consolidated Balance Sheets

As of December 31, 2025 and June 30, 2026
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2025 US$	**As of June 30, 2026 US$**
ASSETS			
Current assets:			
Cash and cash equivalents		890,708	**871,704**
Restricted cash		–	**8**
Short-term investments	3	61,770	**108,173**
Accounts receivable, net	4	13,193	**14,114**
Notes receivable, net		10,111	**11,214**
Inventories, net	5	30,943	**63,843**
Prepayments and other current assets, net	6	16,486	**29,201**
Total current assets		1,023,211	**1,098,257**
Non-current assets:			
Restricted cash		245	**253**
Property, equipment and software, net	7	15,653	**35,007**
Land use rights, net		8,843	**9,032**
Operating lease right-of-use assets, net	9	5,649	**9,138**
Long-term investments	8	77,213	**12,928**
Other non-current assets, net	6	1,700	**986**
Total non-current assets		109,303	**67,344**
Total assets		1,132,514	**1,165,601**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	10	31,778	**36,776**
Advance from customers		29,330	**43,037**
Deferred revenue, current	12	9,732	**9,078**
Accruals and other current liabilities	11	33,261	**32,993**
Income tax payables		142	**101**
Lease liabilities, current	9	1,985	**3,665**
Total current liabilities		106,228	**125,650**
Non-current liabilities:			
Lease liabilities, non-current	9	3,329	**5,651**
Deferred revenue, non-current	12	352	**720**
Other non-current liability	11	–	**5,937**
Total non-current liabilities		3,681	**12,308**
Total liabilities		109,909	**137,958**

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Balance Sheets

As of December 31, 2025 and June 30, 2026
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2025 US$	**As of June 30, 2026 US$**
Shareholders' equity:			
Class A ordinary shares (US$0.00005 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2025 and June 30, 2026, respectively; 541,364,923 and 543,206,907 shares issued as of December 31, 2025 and June 30, 2026, respectively; 541,119,562 and 542,392,161 shares outstanding as of December 31, 2025 and June 30, 2026, respectively)	15	27	**27**
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2025 and June 30, 2026, respectively; 70,163,253 and 70,162,633 issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	15	4	**4**
Treasury stock (US$0.00005 par value; 245,361 and 814,746 shares as of December 31, 2025 and June 30, 2026, respectively)		(12)	**(1,224)**
Additional paid-in capital		1,549,389	**1,513,127**
Accumulated other comprehensive loss		(14,842)	**(6,740)**
Accumulated deficit		(511,961)	**(477,551)**
Total shareholders' equity		1,022,605	**1,027,643**
Total liabilities and shareholders' equity		1,132,514	**1,165,601**

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the six months ended June 30, 2025 and 2026
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Six Months Ended June 30, 2025 US$	Six Months Ended June 30, 2026 US$
Revenue	13	154,817	**173,817**
Cost of revenue		(79,820)	**(92,871)**
Gross profit		74,997	**80,946**
Operating expenses:			
Research and development expenses		(45,183)	**(45,098)**
Sales and marketing expenses		(16,172)	**(15,746)**
General and administrative expenses		(18,315)	**(9,031)**
Other operating incomes, net		4,309	**5,709**
Total operating expenses		(75,361)	**(64,166)**
(Loss)/profit from operations		(364)	**16,780**
Other income			
Other non-operating incomes, net	11	1,534	**1,227**
Financial income, net	14	23,156	**20,052**
Foreign exchange gain/(loss), net		650	**(3,003)**
Profit before income tax expense		24,976	**35,056**
Income tax expense	17	(1,372)	**(646)**
Net profit		23,604	**34,410**
Net profit attributable to Tuya Inc.		23,604	**34,410**
Net profit attributable to ordinary shareholders		23,604	**34,410**
Net profit		23,604	**34,410**
Other comprehensive income			
Changes in fair value of long-term investments	8	91	**(88)**
Foreign currency translation		399	**8,190**
Total comprehensive income attributable to Tuya Inc.		24,094	**42,512**

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the six months ended June 30, 2025 and 2026
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Six Months Ended June 30,	
		2025	**2026**
		US$	**US$**
Net profit attributable to Tuya Inc.		23,604	**34,410**
Net profit attributable to ordinary shareholders		23,604	**34,410**
Weighted average number of ordinary shares used in computing net profit per share	18		
– Basic		608,348,598	**615,524,218**
– Diluted		610,414,036	**616,345,859**
Net profit per share attributable to ordinary shareholders-basic and diluted	18		
– Basic		0.04	**0.06**
– Diluted		0.04	**0.06**
Share-based compensation expenses were included in:			
Research and development expenses		3,476	**728**
Sales and marketing expenses		1,320	**160**
General and administrative expenses		10,958	**342**

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity

For the six months ended June 30, 2025 and 2026
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

		Ordinary shares (US$0.00005 par value)			Treasury stock				
	Note	Number of shares issued	Amount US$	Additional paid-in capital US$	Number of shares issued	Amount US$	Accumulated other comprehensive loss US$	Accumulated deficit US$	Total shareholders' equity US$
Balance as of December 31, 2024		574,592,599	29	1,612,712	(8,785,711)	(15,726)	(19,716)	(569,851)	1,007,448
Exercise of share option and vested restricted share unit		–	–	(15,341)	42,148,645	15,343	–	–	2
Cancellation of Treasury stock		(223,773)	–	(397)	223,773	385	–	–	(12)
Net profit		–	–	–	–	–	–	23,604	23,604
Foreign currency translation adjustment		–	–	–	–	–	399	–	399
Fair value change of long-term investment	8	–	–	–	–	–	91	–	91
Share-based compensation		–	–	15,754	–	–	–	–	15,754
Issue of new shares		35,148,100	2	–	(35,148,100)	(2)	–	–	–
Dividend		–	–	(36,902)	–	–	–	–	(36,902)
Balance as of June 30, 2025		609,516,926	31	1,575,826	(1,561,393)	–	(19,226)	(546,247)	1,010,384

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

		Ordinary shares (US$0.00005 par value)			Treasury stock				
	Note	Number of shares issued	Amount US$	Additional paid-in capital US$	Number of shares issued	Amount US$	Accumulated other comprehensive loss US$	Accumulated deficit US$	Total shareholders' equity US$
Balance as of December 31, 2025		611,528,176	31	1,549,389	(245,361)	(12)	(14,842)	(511,961)	1,022,605
Repurchase of ordinary shares		–	–	–	(771,800)	(1,625)	–	–	(1,625)
Exercise of share option and vested restricted share unit		–	–	(401)	2,043,779	401	–	–	–
Cancellation of Treasury stock		(5,400)	–	(12)	5,400	12	–	–	–
Net profit		–	–	–	–	–	–	34,410	34,410
Foreign currency translation adjustment		–	–	–	–	–	8,190	–	8,190
Fair value change of long-term investment	8	–	–	–	–	–	(88)	–	(88)
Share-based compensation		–	–	1,230	–	–	–	–	1,230
Issue of new shares		1,846,764	–	–	(1,846,764)	–	–	–	–
Dividend		–	–	(37,079)	–	–	–	–	(37,079)
Balance as of June 30, 2026		**613,369,540**	**31**	**1,513,127**	**(814,746)**	**(1,224)**	**(6,740)**	**(477,551)**	**1,027,643**

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2025 and 2026
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Six Months Ended June 30, 2025 US$	**2026 US$**
Cash flows from operating activities:			
Net profit		23,604	**34,410**
Adjustments to reconcile net profit to net cash generated from operating activities:			
Share-based compensation		15,754	**1,230**
Depreciation and amortization of property, equipment and software	7	572	**853**
Amortization of right-of-use assets	9	1,908	**1,805**
(Reversal) of allowance for credit losses/allowance for credit losses		(177)	**303**
Inventory write-downs		(658)	**980**
Loss on disposal of property, equipment and software		12	**–**
(Gain)/loss on foreign currency exchange rates		(650)	**3,003**
Fair value change on short-term and long-term investments	14	(520)	**(1,007)**
Change in unrealized investment income		(1,774)	**394**
Impairment loss/(reversal) of long-term investments		27	**(307)**
Changes in operating assets and liabilities:			
Accounts receivable		(3,231)	**(988)**
Notes receivable		(5,044)	**(1,342)**
Inventories		3,832	**(33,880)**
Prepayments and other current assets		(1,841)	**(12,707)**
Other non-current assets		366	**(311)**
Accounts payable		3,006	**(372)**
Advance from customers		(4,134)	**13,707**
Deferred revenue		918	**(286)**
Accruals and other current liabilities		(1,419)	**2,480**
Income tax payables		(50)	**(41)**
Lease liabilities		(2,191)	**(1,292)**
Other non-current liabilities		(767)	**5,937**
Net cash generated from operating activities		27,543	**12,569**
Cash flows from investing activities:			
Payment for short-term investments		(50,588)	**–**
Proceeds from disposal of short-term investments		133,744	**23,492**
Purchase of property, equipment and software		(3,199)	**(15,033)**
Proceeds from disposal of property, equipment and software		11	**7**
Payment for long-term investments		–	**(1,747)**
Net cash generated from investing activities		79,968	**6,719**

Unaudited Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2025 and 2026
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Six Months Ended June 30, 2025 US$	**2026 US$**
Cash flows from financing activities:			
Payment for repurchase of ordinary shares		–	**(1,625)**
Payment for cancellation of treasury shares		(12)	**–**
Proceeds from exercise of share options		2	**–**
Payments of dividend		(36,902)	**(37,079)**
Net cash used in financing activities		(36,912)	**(38,704)**
Effect of exchange rate changes on cash and cash equivalents, restricted cash		88	**428**
Net increase/(decrease) in cash and cash equivalents, restricted cash		70,687	**(18,988)**
Cash and cash equivalents, restricted cash at the beginning of period		653,384	**890,953**
Cash and cash equivalents, restricted cash at the end of period		724,071	**871,965**
Supplemental cash flow disclosures			
Cash paid for income tax		(1,182)	**(588)**

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
Cash and cash equivalents	890,708	**871,704**
Restricted cash	245	**261**
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	890,953	**871,965**

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Principal Activities

Tuya Inc. (the "**Company**") was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity ("**VIE**") (collectively referred to as the "**Group**") are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). And, the Group offers Industry SaaS (Software-as-a-Service) and cloud-based value-added services with AI application functions to its customers (the "**AI application & others**"). The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the "**Smart home & robot product**").

(b) History of the Group

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. ("**Hangzhou Tuya Technology**"), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the "**Registered Shareholders**") together with two unrelated investors of Series Angel financing (the "**Non-Registered Shareholders VIE Investors**") by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (the "**WFOE**") was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology's shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the "**VIE**") became the variable interest entity of the Group. After the completion of this transaction, the Group's consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended to modify the VIE's shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and the exit of Non-Registered Shareholders VIE Investors as the VIE's shareholders. The contractual arrangements were further amended in January 2022. In 2025, the Group terminated the contractual arrangements entered into by the WFOE with the VIE and the VIE's shareholders. The VIE was deregistered in November 2025. The VIE operated de minimis business activities and had no material impact on the Company's financial position, results of operations or cash flows for the six months ended June 30, 2025.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

2. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("**U.S. GAAP**") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but is condensed to the same degree as the interim condensed balance sheet data.

The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SHORT-TERM INVESTMENTS

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
Time deposits	58,332	**89,207**
U.S. treasury securities	–	**15,215**
Equity securities with readily determinable fair value[1]	2,938	**3,251**
Equity securities accounted for under alternative measurement	500	**500**
Total short-term investments	61,770	**108,173**

(1) In the six months ended June 30, 2025 and 2026, the Group recorded unrealized investment gain in fair value of US$525 and US$216, respectively, in the condensed consolidated statements of comprehensive income, for an investment in ordinary shares of a listed company. There were no disposals of equity securities during the six months ended June 30, 2025 and 2026.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

4. ACCOUNTS RECEIVABLE, NET

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
Accounts receivable, gross	17,032	**18,143**
Less: allowance for credit losses	(3,839)	**(4,029)**
Total accounts receivable, net	13,193	**14,114**

The Group reversed the allowance for credit losses of US$523 and recorded the allowance for credit losses of US$67 respectively, under ASU 2016-13 Financial instruments – credit losses for the six months ended June 30, 2025 and 2026.

An aging analysis based on relevant invoice dates is as follows:

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
0-3 months	10,453	**11,501**
3-6 months	1,452	**1,018**
6-12 months	1,844	**2,109**
Over 1 year	3,283	**3,515**
Total accounts receivable, gross	17,032	**18,143**

5. INVENTORIES, NET

Inventories consist of the following:

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
Raw materials	23,877	**44,183**
Work in process	3,275	**4,522**
Finished goods	6,875	**18,206**
Low value consumables and spare parts	324	**410**
Inventories, gross	34,351	**67,321**
Less: inventory write-downs	(3,408)	**(3,478)**
Total inventories, net	30,943	**63,843**

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

6. PREPAYMENTS AND OTHER ASSETS, NET

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
Prepayments and other current assets		
Advance to suppliers	7,004	**13,224**
VAT recoverable	6,069	**12,948**
Interest receivable	679	**891**
Receivables from third-party payment platforms	1,407	**848**
Rental deposits	414	**120**
Others	956	**1,207**
Less: allowance for credit losses	(43)	**(37)**
Total prepayments and other current assets, net	16,486	**29,201**
Other non-current assets		
Rental deposits	686	**998**
Prepayment for investment (Note 8)	1,020	**–**
Less: allowance for credit losses	(6)	**(12)**
Total other non-current assets, net	1,700	**986**

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consist of the following:

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
Cost:		
Leasehold improvements	4,152	**4,156**
Computers and electronic equipment	8,930	**9,753**
Office equipment	408	**421**
Software	1,240	**1,364**
Construction in progress[(1)]	12,073	**31,520**
Total cost	26,803	**47,214**
Less: Accumulated depreciation and amortization	(11,150)	**(12,207)**
Total property, equipment and software, net	15,653	**35,007**

(1) As of December 31, 2025 and June 30, 2026, the balance represents the Group's capital expenditure paid and payable for construction of self-used buildings.

Depreciation expense was US$572 and US$853 for the six months ended June 30, 2025 and 2026, respectively.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

8. LONG-TERM INVESTMENTS

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
Investments in available-for-sale debt securities(1)	7,207	**8,623**
Investments in equity securities accounted for under alternative measurement(2)	1,516	**2,230**
Investment in an equity security accounted under NAV practical expedient measurement(3)	–	**1,757**
Investment in an equity security with readily determinable fair values	242	**318**
Time deposit	53,033	**–**
U.S. treasury securities	15,215	**–**
Total long-term investments	77,213	**12,928**

(1) As of December 31, 2025 and June 30, 2026, the balances represented the Group's shareholding interests of several privately held companies.

In April 2026, the Group acquired shareholding interest of a privately held company with a cash consideration of RMB7,000 thousand (equivalent to US$1,020).

As the Group has the right to request each investee to redeem the Group's investments at the Group's investment cost plus interest if the investee fails to meet certain predetermined conditions, the redeemable shares of the investees purchased by the Group were classified as an available-for-sale debt investments and were measured at their respective fair values.

For the six months ended June 30, 2025 and 2026, the fair value changes of the Group's investments in these privately held companies were other comprehensive income of US$91 and other comprehensive loss of US$88, respectively.

(2) For investments in equity securities accounted for under alternative measurement represent investments in two privately held companies and one limited partnership fund. For these investments which the Group cannot exercise significant influence and does not have a readily determinable fair value, the Group has elected to apply the measurement alternative and recorded these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC topic 321.

(3) In January 2026, the Group acquired a shareholding interest in a privately held company for a total cash consideration of US$1,033, of which US$1,020 was prepaid in 2025 and recorded in other non-current assets. The equity investment in the privately held company that the Group does not have the ability to exercise significant influence is measured using the net asset value per share based on the practical expedient ("**NAV practical expedient**") in ASC 820, Fair Value Measurements and Disclosures ("**ASC 820**").

For the six months ended June 30,2026, an upward adjustment of US$724 on the equity security accounted under NAV practical expedient measurement were recorded in "Financial Income, net" in the condensed consolidated statements of comprehensive income.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

9. OPERATING LEASES

The Company has operating leases primarily for office and operation space. The Company's operating lease arrangements have remaining terms below four years with no variable lease costs.

Operating lease costs were US$2,057 and US$2,011 for the six months ended June 30, 2025 and 2026, respectively.

The components of lease expenses were as follows:

	Six Months Ended June 30,	
	2025	**2026**
	US$	**US$**
Lease cost:		
Amortization of right-of-use assets	1,908	**1,805**
Interest of lease liabilities	121	**141**
Expenses for short-term lease within 12 months	28	**65**
Total lease cost	2,057	**2,011**

Supplemental cash flow information related to leases are as follows:

	Six Months Ended June 30,	
	2025	**2026**
	US$	**US$**
Cash paid for amounts included in the measurement of lease liabilities	2,165	**1,514**
Right-of-use assets obtained in exchange for operating lease liabilities	1,574	**5,221**

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

9. OPERATING LEASES *(Continued)*

Supplemental condensed consolidated balance sheet information related to leases are as follows:

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
Right-of-use assets	5,649	**9,138**
Operating lease liabilities – current	1,985	**3,665**
Operating lease liabilities – non-current	3,329	**5,651**
Total lease liabilities	5,314	**9,316**
Weighted-average remaining lease term		
Operating leases	2.76 years	**2.64 years**
Weighted-average discount rate	3.75%	**3.34%**
Operating leases	per annum	**per annum**

Maturities of lease liabilities were as follows:

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
2026	2,148	**2,055**
2027	1,950	**3,788**
2028	1,388	**3,264**
2029	108	**609**
Total undiscounted lease payments	5,594	**9,716**
Less: imputed interest	(280)	**(400)**
Total lease liabilities	5,314	**9,316**

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

10. ACCOUNTS PAYABLE

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
Total accounts payable	31,778	**36,776**

An aging analysis based on relevant invoice dates is as follows:

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
0-3 months	31,555	**36,466**
3-6 months	17	**96**
6-12 months	85	**26**
Over 1 year	121	**188**
Total accounts payable	31,778	**36,776**

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

11. ACCRUALS AND OTHER LIABILITIES

The current and non-current portions of accruals and other liabilities consist of the following:

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
Accruals and other current liabilities		
Cloud infrastructure and IT related services fee payables	8,313	**10,316**
Salary and welfare payable	13,753	**10,043**
Membership fee to be refunded[(1)]	3,748	**4,476**
Professional service fee payables	1,503	**1,911**
Sales return allowances	1,172	**1,162**
Advertising and promotion fee payables	1,055	**1,067**
Tax payables	756	**830**
Product warranty	215	**284**
Payment from depositary bank, current[(2)]	767	**–**
Others	1,979	**2,904**
Total accruals and other current liabilities	33,261	**32,993**
Other non-current liabilities		
Construction cost payables	–	**5,937**
Total accruals and other liabilities	33,261	**38,930**

(1) Membership fee to be refunded presents the balances of refundable membership fee collected by the Group from its customers under the membership program. The Group launched a new membership program in the first quarter of 2023 ("**2023 Membership Program**"). In the 2023 Membership Program, the customers are offered to choose either i) pay an upfront fixed fee in exchange for price discount in future purchases (the "**Deposit scheme**"), or ii) enjoy sales rebates based upon purchase achieved without paying any upfront fees (the "**Rebate scheme**") with the membership period of typically 12 months. Under the Deposit scheme, the upfront fee are refundable only if the volume requirements are met when the membership period ends. Considering past experience and current forecast, the Group does not expect being able to keep any of the membership fees and such fees are recorded as a refund liability. Under the Rebate scheme, sales rebates are estimated based on the past experience and current forecasts and recognized as the customers make progress towards the purchase threshold. The sales rebates are accounted for as reduction of net sales.

(2) The Company received reimbursement payment of US$13,053 and US$1,926 from a depositary bank in April 2021 and June 2022, respectively. The amount was recorded ratably as other non-operating income over a five-year and 46-month arrangement period, respectively. For the six months ended June 30, 2025 and 2026, the Company recorded US$1,534 and US$767 in other non-operating income in the condensed consolidated statements of comprehensive income, respectively.

For the six months ended June 30, 2026, the Company received an additional reimbursement payment of US$460 from depository bank for the transaction costs incurred and the amount was recorded in other non-operating income.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

12. DEFERRED REVENUE

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
Deferred Revenue		
– Cloud-based connectivity and basic IoT services[1]	1,306	**1,341**
– AI application & others[2]	8,778	**8,457**
Total deferred revenue	10,084	**9,798**

(1) Deferred cloud-based connectivity and basic IoT services related revenue

Deferred cloud-based connectivity and basic IoT services related revenue represents the Group's provision of cloud-based connectivity obligation and basic IoT services to customers.

	Six Months Ended June 30, 2025 US$	**2026 US$**
Beginning balances	1,277	**1,306**
Deferral of revenue	551	**614**
Recognition of deferred revenue	(549)	**(579)**
Ending balances	1,279	**1,341**

(2) Deferred Revenue – AI application & others

Deferred Revenue – AI application & others mainly represents the Group's remaining performance obligation in providing industry SaaS and cloud-based value-added services with AI application functions over the period of time.

	Six Months Ended June 30, 2025 US$	**2026 US$**
Beginning balances	6,625	**8,778**
Deferral of revenue	16,333	**17,669**
Recognition of deferred revenue	(15,417)	**(17,990)**
Ending balances	7,541	**8,457**

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

13. REVENUE

The Group's revenue was disaggregated by its major revenue streams in the six months presented as follows:

	Six Months Ended June 30,	
	2025	**2026**
	US$	**US$**
PaaS	111,869	**126,968**
Smart home & robot product	21,913	**23,693**
AI application & others	21,035	**23,156**
Total revenue	154,817	**173,817**

I. Revenue from PaaS

PaaS combines cloud-based connectivity and basic IoT services, edge capabilities (embedded in modules), app development, and device optimization solutions. The Company determined there are two distinct performance obligations in the delivery of PaaS products including: (1) PaaS products with edge capabilities, app development and device optimization solutions, and; (2) cloud-based connectivity and basic IoT services provided to customers and end consumers. For the delivery of PaaS product, revenue is recognized when PaaS products are accepted by customers, which is the point that control of the product is transferred to the customers. A receivable is recognized when the PaaS products are delivered and accepted by customers as this is the point in time that the consideration is unconditional. For cloud-based connectivity and basic IoT services, revenue is deferred and subsequently recognized from the end consumer's activation to the end of the estimated PaaS product's life cycle on a straight-line basis.

II. Revenue from smart home & robot product

In certain circumstances, the Group offers select brands, primarily customers who prefer not to deal with multiple OEMs, an option to purchase directly from the Group finished smart devices where PaaS is deployed. After the brands place purchase orders directly with the Group, the Group then sources the appropriate smart devices from OEMs based on the type of devices, hardware specifications and other metrics. The performance obligations identification and revenue recognition were the same as revenue from PaaS.

III. Revenue from AI application & others

AI application & others revenue mainly include value added services ("**VAS**"), industry SaaS and customized software development and configuration to both business customers and the end customers.

There are different kinds of contracts included in the AI application & others, and each contract may contain multiple elements. The Group identifies the distinct performance obligations and allocates transaction price to each distinct performance obligation based on relative estimated standalone selling price. Revenue is recognized when the performance obligations are satisfied, which is either over the period of time in which the Group performs these services or at one point of time.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

13. REVENUE *(Continued)*

Remaining performance obligations

The remaining performance obligations primarily relate to the Group's provision of i) cloud-based connectivity and basic IoT services; and ii) AI application & others, and both two of them are included in deferred revenue.

The amounts allocated to the cloud-based connectivity and basic IoT services are deferred and recognized on a straight-line basis over the estimated PaaS product's life cycle. The Group apportions deferred revenue between current and non-current based upon cloud-based connectivity and basic IoT services to be provided over the life cycle of smart devices. Deferred revenue relating to the Group's cloud services that have an expiration date of less than 12 months are classified as current, otherwise non-current.

As of December 31, 2025 and June 30, 2026, the aggregate amount of transaction price allocated to the remaining performance obligations was US$10,084 and US$9,798, respectively, of which US$9,732 and US$9,078 were recorded in current deferred revenue while US$352 and US$720 were recorded in non-current deferred revenue, respectively.

The Group's contract liability, including both deferred revenue and the advance from customers, is US$39,414 and US$52,835 as of December 31, 2025 and June 30, 2026, respectively.

The Group applies the practical expedient to omit disclosure of information about the transaction price allocated to remaining performance obligations and when revenue will be recognized, for contracts which have a durations of one year or less. The remaining amounts recorded in non-current deferred revenue of US$352 and US$720 as of December 31, 2025 and June 30, 2026, respectively, would likely be recognized within 18 to 60 months.

The Group provides warranty for PaaS and smart home & robot product generally for one year. The Group accrues a warranty reserve for all PaaS and smart home & robot product, which reflects the Group's best estimate of the projected costs to repair or replace items under warranty period. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group's history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future. The warranty reserve expected to be incurred is included within accruals and other liabilities in the consolidated balance sheets.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

14. FINANCIAL INCOME, NET

	Six Months Ended June 30,	
	2025	**2026**
	US$	**US$**
Interest income and investment income, net	22,636	**19,045**
Fair value change of long-term investments	(5)	**791**
Fair value change of short-term investments	525	**216**
Total financial income, net	23,156	**20,052**

15. ORDINARY SHARES

On June 18, 2026, the Company's board of directors authorized a new share repurchase program under which the Company may repurchase up to an equivalent number of Class A ordinary shares, up to 10% of the total number of Class A and Class B ordinary shares (excluding any treasury shares) as of June 18, 2026. This new share repurchase program commenced on June 18, 2026. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

As of June 30, 2026, 543,206,907 and 542,392,161 Class A ordinary shares were issued and outstanding, respectively, at a par value of US$0.00005 per share. As of June 30, 2026, the Company had in aggregate of 70,162,633 Class B ordinary shares issued and outstanding, at a par value of US$0.00005 per share.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION

Share Options

The following table sets forth the share options activity for the six months ended June 30, 2025 and 2026:

	Number of shares	Weighted average exercise price per share	Weighted average grant date fair value per share	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2024	46,274,612	0.00	4.39	3.87	70,995
Granted	–	–	–		
Exercised	(40,620,895)	0.00	3.99		
Forfeited	(122,500)	0.00	3.11		
Outstanding as of June 30, 2025	5,531,217	0.00	7.31	5.72	12,777
Outstanding as of December 31, 2025	3,270,285	0.00	4.97	5.30	6,900
Granted	–	–	–		
Exercised	(746,904)	0.00	6.07		
Forfeited	–	–	–		
Outstanding as of June 30, 2026	**2,523,381**	**0.00**	**4.64**	**4.80**	**4,441**

The aggregate intrinsic value is calculated as the difference between the exercise price of share options and the estimated fair value of the underlying ordinary share at each reporting date.

As of June 30, 2026, there were nil unrecognized share-based compensation expenses related to share options granted by the Company.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION *(Continued)*

Restricted Share Units

The following table sets forth the service-based RSUs activity for the six months ended June 30, 2025 and 2026:

	Number of shares	Weighted average grant date fair value per share
Outstanding as of December 31, 2024	5,970,000	2.64
Granted	219,000	2.56
Vested	(1,527,750)	3.05
Forfeited	(369,000)	2.48
Outstanding as of June 30, 2025	4,292,250	2.50
Outstanding as of December 31, 2025	3,057,875	2.17
Granted	300,000	2.00
Vested	(1,296,875)	2.67
Forfeited	(100,000)	1.63
Outstanding as of June 30, 2026	**1,961,000**	**1.85**

As of June 30, 2026, there were US$2,052 of unrecognized share-based compensation expenses related to RSUs granted by the Company, which were expected to be recognized over a weighted average vesting period of 1.19 years. The fair value of the RSUs are measured at market price of the Company at the grant date and are held under employee share scheme until such time as they are vested.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

17. INCOME TAXES

Composition of income tax expense

The components of profit before tax are as follow:

	Six Months Ended June 30,	
	2025	**2026**
	US$	**US$**
Profit before tax		
Profit from PRC entities	9,553	**20,265**
Profit from overseas entities	15,423	**14,791**
Total profit before tax	24,976	**35,056**

	Six Months Ended June 30,	
	2025	**2026**
	US$	**US$**
Current income tax expense	1,372	**646**
Deferred income tax	–	**–**
Total income tax expense	1,372	**646**

The Company's effective tax rate for the six months ended June 30, 2025 and 2026 was 5.6% and 1.8%, respectively. For the interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records an income tax provision for the interim period in accordance with the guidance on accounting for income taxes in an interim period. The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

18. BASIC AND DILUTED NET PROFIT PER SHARE

Basic and diluted profit per share have been calculated in accordance with ASC 260 on computation of profit per share for each of the six months ended June 30, 2025 and 2026 are calculated as follows:

	Six Months Ended June 30,	
	2025	**2026**
	US$	**US$**
Basic and diluted net profit per share calculation		
Numerator:		
Net profit attributable to Tuya Inc.'s ordinary shareholders, basic and diluted	23,604	**34,410**
Denominator:		
Weighted-average ordinary shares outstanding-basic	608,348,598	**615,524,218**
Effective of diluted securities		
Share option and RSU	2,065,438	**821,641**
Weighted-average ordinary shares outstanding-diluted	610,414,036	**616,345,859**
Net profit per share attributable to ordinary shareholders:		
– Basic	0.04	**0.06**
– Diluted	0.04	**0.06**

For the six months ended June 30, 2025 and 2026, the Company had ordinary equivalent shares, including share options and RSUs granted (Note 16).

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

19. COMMITMENTS AND CONTINGENCIES

(a) Capital and other commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group's consolidated financial statements are as follows:

	As of December 31, 2025 US$	**As of June 30, 2026 US$**
Property, plant and equipment	60,337	**43,586**

(b) Operating lease commitment

The Group had outstanding commitments on several non-cancellable operating lease agreements. Operating lease with a lease term commitment of one year or less lease term, for which the Group elected to not recognize any lease liability or right-of-use asset, therefore not yet reflected in the condensed consolidated financial statements as of December 31, 2025 and June 30, 2026 were US$15 and US$25, respectively.

(c) Services purchase commitment

As of December 31, 2025, the Group's services purchase commitments were as follows:

	Total US$	Less Than 1 year US$	1-3 years US$	3-5 years US$
Purchase obligations (i)	64,332	12,332	44,250	7,750

As of June 30, 2026, the Group's services purchase commitments were as follows:

	Total US$	**Less Than 1 year US$**	**1-3 years US$**	**3-5 years US$**
Purchase obligations (i)	**59,000**	**14,000**	**45,000**	**–**

(i) Purchase obligations represent US$64,332 and US$59,000 of remaining non-cancellable contractual commitments as of December 31, 2025 and June 30, 2026, respectively, related to one of the Group's third-party cloud infrastructure agreements, under which the Group committed to spend an aggregate of at least US$72,500 between July 1, 2025 and June 30, 2030 with minimum purchase commitment. The Group had made purchases totaling US$8,168 and US$17,315 under this agreement as of December 31, 2025 and June 30, 2026, respectively.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

20. RELATED PARTY TRANSACTIONS

The table below sets forth the major related party and their relationships with the Company as of December 31, 2025 and June 30, 2026:

Name of related party	Relationship with the Group
Wang Xueji and other four individuals	Registered Shareholders
Tencent Group (including Tencent Mobility Limited and Image Frame Investment (HK) Limited. After January 23, 2025, Tencent Group was not a related party of the Company)	Principal shareholder of the Group

Tencent Cloud Computing (Beijing) Co., Ltd., under the control of Tencent Group, provided the Company with cloud services and other cloud-related technical services. The purchase of cloud service from Tencent Group was US$61 for the period from January 1 to January 23, 2025.

21. FAIR VALUE MEASUREMENT

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value include:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

- Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

21. FAIR VALUE MEASUREMENT *(Continued)*

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, time deposits, equity securities, account receivables, notes receivable, certain other current assets, U.S. treasury securities, available-for-sale debt securities, account payables and certain accruals and other liabilities. As of December 31, 2025 and June 30, 2026, except for time deposits, equity securities and available-for-sale debt securities, the carrying values of these financial instruments approximated their fair values due to their short-term maturity. The Group reports equity securities with readily determinable fair values included in short-term investments at fair value and discloses the fair value of these investments based on level 1 measurement. The Group reports time deposits which are transferable included in short-term investments and equity securities with readily determinable fair value included in long-term investments at fair value, and discloses their fair value based on level 2 measurement. The Group reports available-for-sale debt securities at fair value and discloses the fair value of these investments based on level 3 measurement.

The following table sets forth the Group's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

		Fair value measurement at reporting date using		
Description	Fair value as of December 31, 2025 US$	Quoted Prices in Active Markets for Identical Assets (Level 1) US$	Significant Other Observable Inputs (Level 2) US$	Significant Unobservable Inputs (Level 3) US$
Assets:				
Short-term investments	61,270	2,938	58,332	–
Long-term investments	7,449	–	242	7,207
	68,719	2,938	58,574	7,207

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

21. FAIR VALUE MEASUREMENT *(Continued)*

		Fair value measurement at reporting date using		
Description	**Fair value as of June 30, 2026 US$**	**Quoted Prices in Active Markets for Identical Assets (Level 1) US$**	**Significant Other Observable Inputs (Level 2) US$**	**Significant Unobservable Inputs (Level 3) US$**
Assets:				
Short-term investments	38,199	3,251	34,948	–
Long-term investments	8,941	–	318	8,623
	47,140	**3,251**	**35,266**	**8,623**

The roll forward of major Level 3 investments are as follows:

	US$
Fair value of Level 3 investments as of December 31, 2025	7,207
New addition	1,020
The change in fair value of the investments	396
Fair value of Level 3 investments as of June 30, 2026	**8,623**

22. DIVIDENDS

On March 2, 2026, the board of directors of the Company has approved the declaration and distribution of a dividend of US$0.0605 per ordinary share, or US$0.0605 per ADS, to such holders as at the close of business on March 18, 2026, Hong Kong Time and New York Time, respectively. The aggregate amount of this dividend was US$37 million and was paid in cash in April 2026.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("**IFRSs**"). The effects of material differences between the Financial Information of the Group prepared under U.S. GAAP and IFRSs are as follows:

	As of December 31, 2025							
Unaudited condensed consolidated balance sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$	US$	US$	US$	US$	US$	US$
		Classification and measurement of preferred shares (Note(a))	Listing expenses (Note(b))	Operating leases (Note(c))	Share-based compensation (Note(d))	Long-term investments (Note(e))	Short-term investments (Note(f))	
Operating lease right-of-use assets, net	5,649	–	–	(96)	–	–	–	5,553
Accounts receivable, net	13,193	–	–	–	–	–	–	13,193
Notes receivable, net	10,111	–	–	–	–	–	–	10,111
Short-term investments	61,770	–	–	–	–	–	(500)	61,270
Prepayments and other current assets	16,486	–	–	–	–	–	–	16,486
Other non-current assets	1,700	–	–	–	–	–	–	1,700
Long-term investments	77,213	–	–	–	–	(8,723)	–	68,490
Financial assets at fair value through profit or loss	–	–	–	–	–	8,723	500	9,223
Total assets	1,132,514	–	–	(96)	–	–	–	1,132,418
Financial liabilities at fair value through profit or loss	–	–	–	–	–	–	–	–
Total liabilities	109,909	–	–	–	–	–	–	109,909
Accumulated deficit	(511,961)	(5,513,140)	(9,177)	(96)	7,277	(1,261)	–	(6,028,358)
Accumulated other comprehensive loss	(14,842)	–	–	–	–	1,261	–	(13,581)
Additional paid-in capital	1,549,389	5,513,140	9,177	–	(7,277)	–	–	7,064,429
Total shareholder's equity	1,022,605	–	–	(96)	–	–	–	1,022,509

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

	As of June 30, 2026							
Unaudited condensed consolidated balance sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$	US$	US$	US$	US$	US$	US$
		Classification and measurement of preferred shares (Note(a))	Listing expenses (Note(b))	Operating leases (Note(c))	Share-based compensation (Note(d))	Long-term investments (Note(e))	Short-term investments (Note(f))	
Operating lease right-of-use assets, net	9,138	-	-	(110)	-	-	-	9,028
Accounts receivable, net	14,114	-	-	-	-	-	-	14,114
Notes receivable, net	11,214	-	-	-	-	-	-	11,214
Short-term investments	108,173	-	-	-	-	-	(500)	107,673
Prepayments and other current assets	29,201	-	-	-	-	-	-	29,201
Other non-current assets	986	-	-	-	-	-	-	986
Long-term investments	12,928	-	-	-	-	(10,853)	-	2,075
Financial assets at fair value through profit or loss	-	-	-	-	-	10,853	500	11,353
Total assets	1,165,601	-	-	(110)	-	-	-	1,165,491
Financial liabilities at fair value through profit or loss	-	-	-	-	-	-	-	-
Total liabilities	137,958	-	-	-	-	-	-	137,958
Accumulated deficit	(477,551)	(5,513,140)	(9,177)	(110)	6,220	(1,349)	-	(5,995,107)
Accumulated other comprehensive loss	(6,740)	-	-	-	-	1,349	-	(5,391)
Additional paid-in capital	1,513,127	5,513,140	9,177	-	(6,220)	-	-	7,029,224
Total shareholder's equity	1,027,643	-	-	(110)	-	-	-	1,027,533

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

	Six months ended June 30, 2025							
Unaudited condensed consolidated statement of comprehensive income data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$	US$	US$	US$	US$	US$	US$
		Classification and measurement of preferred shares (Note(a))	Listing expenses (Note(b))	Operating leases (Note(c))	Share-based compensation (Note(d))	Long-term investments (Note(e))	Short-term investments (Note(f))	
Research and development expenses	(45,183)	–	–	101	1,743	–	–	(43,339)
Sales and marketing expenses	(16,172)	–	–	55	1,576	–	–	(14,541)
General and administrative expenses	(18,315)	–	–	16	2,358	27	–	(15,914)
Other non-operating incomes, net	4,309	–	–	11	–	–	–	4,320
Financial income, net	23,156	–	–	(121)	–	64	–	23,099
Net profit	23,604	–	–	62	5,677	91	–	29,434
Other comprehensive income	490	–	–	–	–	(91)	–	399
Net comprehensive income	24,094	–	–	62	5,677	–	–	29,833

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

Unaudited condensed consolidated statement of comprehensive income data	Six months ended June 30, 2026							
	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$	US$	US$	US$	US$	US$	US$
		Classification and measurement of preferred shares (Note(a))	Listing expenses (Note(b))	Operating leases (Note(c))	Share-based compensation (Note(d))	Long-term investments (Note(e))	Short-term investments (Note(f))	
Research and development expenses	(45,098)	-	-	62	(415)	-	-	(45,451)
Sales and marketing expenses	(15,746)	-	-	52	(154)	-	-	(15,848)
General and administrative expenses	(9,031)	-	-	12	(488)	(307)	-	(9,814)
Other non-operating incomes, net	1,227	-	-	1	-	-	-	1,228
Financial income	20,052	-	-	(141)	-	219	-	20,130
Net profit	34,410	-	-	(14)	(1,057)	(88)	-	33,251
Other comprehensive income	8,102	-	-	-	-	88	-	8,190
Net comprehensive income	42,512	-	-	(14)	(1,057)	-	-	41,441

(a) Classification and measurement of preferred shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity. The Preferred Shares are recorded initially at fair value, net of issuance costs, and carried at the amount recorded at inception and no subsequent changes are needed.

Under IFRSs, the preferred shares, represent a financial liability with embedded features. The preferred shares are measured at fair value and designated at fair value through profit or loss with issuance costs recorded in general and administrative expenses. The issuance costs are recorded in profit or loss. The amount of change in the fair value of the financial liability that is attributable to changes in the Company's own credit risk shall be presented in other comprehensive income; the remaining amount of change in the fair value of the liability shall be presented in profit or loss.

All the preferred shares of the Company were converted into ordinary shares upon the completion of U.S. IPO in March 2021. Consequently, there was no such reconciliation item in classification and measurement of preferred shares between U.S. GAAP and IFRSs subsequently.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

(b) Listing expenses

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("**listing expenses**") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRSs, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those listing expenses considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

Accordingly, for the six months ended June 30, 2025 and 2026, the reconciliation includes an expense recognition difference in the condensed consolidated statements of comprehensive income of nil and nil in relation to the listing expenses of the Hong Kong Dual Primary Listing in 2022.

(c) Operating leases

For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed IFRSs which generally yields a "front-loaded" expense with more expense recognized in earlier years of the lease.

Accordingly, the reconciliation includes differences recognized in the condensed consolidated statements of comprehensive income of a gain of US$62 and an expense of US$14 for each of the six months ended June 30, 2025 and 2026, respectively. The reconciliation also includes a difference in total shareholders' equity of US$96 and US$110 as of December 31, 2025 and June 30, 2026, respectively.

(d) Share-based compensation

The Group granted Share Options and Restricted Share Units with service condition to employees and consultants who rendered services that are similar to those rendered by employees, and the share-based compensation expenses were recognized over the vesting period using straight-line method with election of no estimation of expected forfeitures under U.S. GAAP. While under IFRSs, the graded vesting method with forfeitures estimation must be applied. Accordingly, the reconciliation includes a reversal of expense recognition difference in the condensed consolidated statements of comprehensive income of US$5,677 and an expense recognition difference in the condensed consolidated statements of comprehensive income of US$1,057 for the six months ended June 30, 2025 and 2026, respectively.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

(e) Long-term Investments

Under U.S. GAAP, debt security investments of the Group are classified as available-for-sale debt investments, with fair value change (for non-credit-related factors) recorded through other comprehensive income. Any credit loss is measured and recognized as an allowance for credit losses in net income. Under IFRSs, these debt security investments are classified as financial assets measured at fair value through profit or loss.

Under U.S. GAAP, the Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a non-recurring basis, and report the changes in the carrying value of the equity investments in current earnings. Under IFRS Accounting Standards, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

Accordingly, the reconciliation includes a reclassification between long-term investments and financial assets at fair value through profit or loss of US$8,723 and US$10,853 as of December 31, 2025 and June 30, 2026, respectively. For the six months ended June 30, 2025 and 2026, the fair value changes of the Group's investments in these privately held companies were in gain/(loss) of US$91 and US$(88), respectively, which are recorded through other comprehensive income under U.S. GAAP, are recorded through profit or loss under IFRSs. Additionally, due to the credit related impairment of an available-for-sale debt investment under U.S. GAAP, credit loss expense recorded of US$27 and the reversal of credit loss expense recorded of US$307 were reclassified from general and administrative expenses to financial income under IFRSs for the six months ended June 30, 2025 and 2026.

(f) Short-term Investments

Under U.S. GAAP, the Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a non-recurring basis, and report the changes in the carrying value of the equity investments in current earnings. Under IFRS Accounting Standards, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

Accordingly, the reconciliation includes a reclassification between short-term investments and financial assets at fair value through profit or loss of US$500 and US$500 as of December 31, 2025 and June 30, 2026 respectively.

Definitions

In this report, the following expressions have the meanings set out below unless the context requires otherwise.

"2015 Equity Incentive Plan"	the equity incentive plan the Company adopted on December 23, 2014, as amended from time to time
"2024 Share Scheme"	the share scheme the Company adopted on June 20, 2024
"ADS(s)"	American Depositary Shares, each representing one Class A Ordinary Share
"Articles", "Articles of Association" or "Memorandum"	the tenth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders on June 19, 2025 and effective on June 19, 2025
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"BVI"	the British Virgin Islands
"China" or "the PRC"	the People's Republic of China, and for the purposes of this report only, except where the context requires otherwise, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Shares"	class A ordinary shares of the share capital of the Company with a par value of US$0.00005 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Shares"	class B ordinary shares of the share capital of the Company with a par value of US$0.00005 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is currently entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Company" or "our Company"	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014
"Compensation Committee"	the compensation committee of the Board
"Consolidated Affiliated Entity(ies)"	entities the Group control wholly or partly through the Contractual Arrangements, namely Hangzhou Tuya Technology and its subsidiaries (if any)
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Corporate Governance Code"	The Corporate Governance Code set out in Appendix C1 of the Listing Rules

Definitions

"Corporate Governance Committee"	the corporate governance committee of the Board
"DBNER"	Dollar-Based Net Expansion Rate
"Depositary"	The Bank of New York Mellon, the depositary of our ADSs
"Depositary Shares"	Shares and/or ADSs underlying Class A Ordinary Shares already issued and registered in the name of the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan
"Director(s)"	the director(s) of the Company
"GAAP"	generally accepted accounting principles
"Global Offering"	the Hong Kong Public Offering and the International Offering
"Group", "we", "us", or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of the Company at the relevant time
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong dollars" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong Public Offering"	the offer of the 730,000 Class A Ordinary Shares for subscription by the public in Hong Kong on the terms and subject to the conditions described in the Prospectus
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"International Offering"	the conditional placing of the 6,570,000 Class A Ordinary Shares
"Latest Practicable Date"	September 7, 2026, being the latest practicable date prior to the bulk printing and publication of this report
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange
"Listing Date"	July 5, 2022, the date on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were to be first permitted to take place on the Hong Kong Stock Exchange

Definitions

"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Mr. Chen"	Mr. Chen Liaohan (陳燎罕), the founder, an executive Director, co-chairman of the Board, president of the Company, and one of our Controlling Shareholders
"Mr. Wang"	Mr. Wang Xueji (王學集), the founder, an executive Director, co-chairman of the Board, chief executive officer of the Company, and one of our Controlling Shareholders
"Mr. Wang's Family Trust"	a trust established on February 1, 2021 by Mr. Wang, as the settlor with TMF (Cayman) Ltd. as the trustee and Mr. Wang and Tuya Group Inc. being the beneficiaries
"Mr. Yang"	Mr. Yang Yi (楊懿), the co-founder, an executive Director, chief financial officer and chief operation officer of the Company
"Ms. Zhang"	Ms. ZHANG Yan (張燕), an executive Director and vice president of finance of the Company and several major subsidiaries
"Nomination Committee"	the nomination committee of the Board
"NYSE"	the New York Stock Exchange
"OEM(s)"	original equipment manufacturer(s)
"Prospectus"	the prospectus of the Company dated June 22, 2022
"Reporting Period"	the six months ended June 30, 2026
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Articles of Association, being: (i) any amendment to the Memorandum or Articles, (ii) the variation of the rights attached to any class of shares, (iii) the appointment, election or removal of any independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of China

Definitions

"RSU(s)"	restricted stock unit(s) covering a number of Class A Ordinary Shares that may be settled in cash, by issuance of those Class A Ordinary Shares at a date in the future, or by a combination of cash and Class A Ordinary Shares that is granted pursuant to the 2015 Equity Incentive Plan or 2024 Share Scheme (as the case may be)
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Share(s) and Class B Ordinary Share(s) in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of the Share(s)
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it in the Listing Rules
"Tencent"	Tencent Holdings Limited, its subsidiaries and/or its controlled affiliated entities, as the context requires. Tencent Holdings Limited (stock code: 700), was incorporated in the Cayman Islands with limited liability and is currently listed on the Hong Kong Stock Exchange
"Tenet Global"	Tenet Global Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 31, 2020, which is wholly-owned by Tenet Smart and ultimately controlled by Mr. Wang
"Tenet Group"	Tenet Group Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on January 8, 2021, which is wholly-owned by Tenet Global and ultimately controlled by Mr. Wang
"Tenet Smart"	Tenet Smart Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on January 20, 2021, which is wholly-owned by TMF (Cayman) Ltd., being a limited liability company incorporated in the Cayman Islands on September 30, 1994, the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc.
"Tuya Group Inc."	Tuya Group Inc., one of our Controlling Shareholders, a business company with limited liability incorporated under the laws of BVI on August 20, 2014, which is wholly-owned by Mr. Wang
"Unileo"	Unileo Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 23, 2020, which is wholly – owned by Mr. Chen

Definitions

"U.S. GAAP"	generally accepted accounting principles in the United States of America
"U.S. Listing"	the listing of the ADS of the Company on the New York Stock Exchange in 2021
"weighted voting right(s)" or "WVR"	has the meaning ascribed to it in the Listing Rules
"WVR Beneficiaries", each a "WVR Beneficiary"	as the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Wang and Mr. Chen, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"%"	per cent

* For identification purposes only

Stock Code: 2391